Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

Obagi Medical Products, Inc.

at

$19.75 Per Share, Net in Cash,

by

Odysseus Acquisition Corp.

a wholly owned subsidiary of

Valeant Pharmaceuticals International

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 23, 2013 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON APRIL 22, 2013), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED BY THE PURCHASER.

Odysseus Acquisition Corp., a Delaware corporation (the “Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Obagi Medical Products, Inc., a Delaware corporation (“Obagi”), at a price of $19.75 per Share, net to the seller in cash, without interest (less any applicable withholding tax) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made for all outstanding Shares, and not for options to purchase Shares or other equity awards. The Purchaser is a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”). The Offer is being made pursuant to an Agreement and Plan of Merger (together with any amendments or supplements thereto, the “Merger Agreement”), dated as of March 19, 2013, by and among Obagi, VPI, the Purchaser and Valeant, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Obagi, with Obagi continuing as the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by Obagi or owned by VPI or the Purchaser (in each case, other than Shares held on behalf of third parties), all of which will be canceled and shall cease to exist, and (ii) Shares owned by Obagi’s stockholders who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) shall be converted into the right to receive an amount in cash equal to the Offer Price.

THE OBAGI BOARD UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The Obagi Board of Directors (the “Obagi Board”) unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, (ii) declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of Obagi and its stockholders, (iii) recommended that the stockholders of Obagi accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and (iv) recommended that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law.

There is no financing condition to the Offer. The Offer is, however, subject to the satisfaction of the Minimum Condition, the Regulatory Condition (each as defined herein) and the other conditions described in Section 15—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 4 through 10 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

March 26, 2013

IMPORTANT

Any stockholder of Obagi wishing to tender Shares into the Offer must (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions therein and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of Obagi who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

March 26, 2013

SUMMARY TERM SHEET

Odysseus Acquisition Corp., a wholly owned subsidiary of Valeant Pharmaceuticals International, is offering to purchase all outstanding Shares at a price of $19.75 per Share, net to the seller in cash, without interest (less any applicable withholding tax), on the terms and subject to the conditions set forth in the Merger Agreement, this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of Obagi, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Odysseus Acquisition Corp.

Who is offering to buy my shares?

We are Odysseus Acquisition Corp., a Delaware corporation recently formed for the purpose of making this Offer. We are a wholly owned subsidiary of Valeant Pharmaceuticals International or “VPI,” a Delaware corporation, which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc. or “Valeant,” a Canadian corporation. We were organized in connection with the Offer and have not carried on any activities other than entering into the Merger Agreement and activities in connection with the Offer. All tendered Shares will be purchased by us. See the Section 8—“Certain Information Concerning Valeant, VPI and the Purchaser.”

VPI is a wholly owned subsidiary of Valeant. VPI is a multinational, specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products and medical devices, focusing most of its efforts on products in the dermatology and neurology therapeutic classes. We also have branded generic, branded, and over-the-counter operations in Mexico, Central Europe and Australia. See Section 8—“Certain Information Concerning Valeant, VPI and the Purchaser.”

VPI has agreed pursuant to the Merger Agreement to cause the Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, accept and pay for Shares validly tendered and not withdrawn in the Offer. VPI and Valeant have agreed to be jointly and severally liable for any failure of Purchaser to discharge these obligations.

Valeant is a multinational, specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products and medical devices, focusing most of its efforts on products in the dermatology and neurology therapeutic classes. Valeant also has branded generic, branded, and over-the-counter operations in Central and Eastern Europe, Latin America, Southeast Asia and South Africa. See Section 8—“Certain Information Concerning Valeant, VPI and the Purchaser.”

Valeant has agreed to guarantee unconditionally VPI and the Purchaser’s payment and performance obligations under the Merger Agreement, including their obligations with respect to the Offer.

How many Shares of Obagi common stock are you offering to purchase?

We are seeking to purchase all of the outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $19.75 per Share net to you, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions contained in the Offer to Purchase and the accompanying Letter of Transmittal.

Will I have to pay any fees or commissions if I tender my Shares into the Offer?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because we want to acquire Obagi. See Sections 1—“Terms of the Offer” and 12—“Purpose of the Offer; Plans for Obagi.”

Is there an agreement governing the Offer?

Yes. Obagi, VPI, the Purchaser and Valeant have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11—“The Transaction Agreements.”

Has the Obagi Board approved the Offer?

Yes. After careful consideration, the Obagi Board of Directors (the “Obagi Board”) unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, (ii) declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of Obagi and its stockholders, (iii) recommended that the stockholders of Obagi accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and (iv) recommended that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law. Accordingly, the Obagi Board unanimously recommends that you accept the Offer and tender your Shares to the Purchaser in the Offer and, if required, vote your Shares in favor of adopting the Merger Agreement. Obagi’s full statement on the Offer is set forth in its Schedule 14D-9, which will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and will be mailed to Obagi stockholders with this Offer to Purchase and the Letter of Transmittal. See the “Introduction” to this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	satisfaction of the Minimum Condition (as described below);

•

satisfaction of the expiration or termination of any applicable waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other applicable foreign antitrust, competition or similar law (the “Regulatory Condition”);

•	the absence of a material adverse effect on Obagi; and

•	other customary conditions.

The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by VPI or the Purchaser or any of their respective subsidiaries, if any, represents more than a majority of the Shares (determined on a fully diluted basis on the date of purchase).

The Offer is also subject to a number of other important conditions. We may waive some of these conditions without Obagi’s consent. We cannot, however, waive or change the Minimum Condition without the consent of Obagi. See Section 15—“Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer.

Is your financial condition relevant to my decision to tender in the Offer and do you have financial resources to make payment?

Valeant, VPI and the Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $365,340,000. The Purchaser anticipates funding these payments with cash on hand and from available credit facilities of Valeant and VPI. We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	cash is the only consideration that we are paying to the holders of the Shares in connection with the Offer;

•	we are offering to purchase all of the outstanding Shares in the Offer;

•	if the Offer is consummated, the Purchaser will acquire all remaining Shares for the same per Share cash price in the Merger;

•	we and VPI have cash, cash equivalents and marketable securities that, together with available credit facilities, will be sufficient to finance the Offer and the Merger; and

•	Valeant has guaranteed unconditionally VPI’s and our payment and performance obligations under the Merger Agreement.

Receipt of the financing is not a condition to the Offer. See Sections 10—“Source and Amount of Funds” and 11—“The Transaction Agreements—The Merger Agreement—Guarantee of Valeant.”

How long do I have to decide whether to tender my Shares into the Offer?

Unless we extend or terminate the Offer, you will have until 12:00 midnight, New York City time, on April 23, 2013 (which is one minute after 11:59 p.m. New York City time, on April 22, 2013), to tender your Shares into the Offer, unless we extend the Offer, in which event you will have until the expiration of the Offer as so extended. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still be able to participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1—“Terms of the Offer” and 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Obagi nor VPI terminates the Merger Agreement in accordance with its terms:

We may, and if requested by Obagi shall, if on or prior to any then-scheduled expiration date of the Offer any of the conditions to the Offer (including the Minimum Condition and the other conditions set forth in

Section 15—“Conditions of the Offer”) have not been satisfied, or waived by VPI or us, extend the Offer for one or more consecutive increments of not more than five business days each until the earlier of (A) the termination of the Merger Agreement in accordance with its terms and (B) September 19, 2013. In addition, we have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer;

If fewer than 90% of the Shares then outstanding have been accepted for payment in the Offer or are to be acquired pursuant to the exercise of the Top-Up Option (as defined below), we shall provide for a subsequent offering period after the expiration of the Offer (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that we will not be required to provide a Subsequent Offering Period (i) beyond September 19, 2013 or (ii) at any time we or VPI are permitted to terminate the Merger Agreement. Upon the terms and subject to the conditions of the Merger Agreement and the Offer, we shall (and VPI shall cause us to) accept for payment, and promptly pay for, all Shares that are validly tendered and not validly withdrawn as soon as practicable (and, in any event, no more than two business days following the valid tender of such Shares) pursuant to the Offer during such Subsequent Offering Period.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

What is the Top-Up Option and when could it be exercised?

Obagi has granted the Purchaser an irrevocable option (the “Top-Up Option”), exercisable once following the expiration of the Offer or any Subsequent Offering Period and prior to the fifth business day after the applicable expiration date of the Offer or any Subsequent Offering Period, to purchase up to that number of newly issued Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares held by VPI and the Purchaser at the time of such exercise, will constitute one share more than 90% of the total Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for consideration per Top-Up Option Share equal to the Offer Price. However, the Top-Up Option will not be exercisable for a number of Shares in excess of the number of authorized but unissued Shares. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect such a “short-form” merger pursuant to Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”) without the need for a meeting of holders of Shares at a time when the approval of the Merger at any meeting of Obagi’s stockholders would be assured because of the Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 12—“The Transaction Agreements” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What is the difference between a Subsequent Offering Period and an extension of the Offer?

A Subsequent Offering Period is not an extension of the Offer. A Subsequent Offering Period, if there is one, would occur after we have accepted, and become obligated to pay for, all Shares that were properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. If we elect to provide a Subsequent Offering Period, a public announcement of such election will be made no later than 9:00 a.m., New York City time, on the next business day following the expiration time of the Offer. We will promptly accept for payment and pay for any Shares tendered during the Subsequent Offering Period at the same price paid in the Offer. See Section 1—“Terms of the Offer.”

How will I be notified if you extend the Offer?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.” If we elect to provide or extend any Subsequent Offering Period, a public announcement of this determination will be made no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer expired or the date of termination of any Subsequent Offering Period. See Section 1—Terms of the Offer.

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, to the Depositary prior to the expiration time of the Offer. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three NASDAQ Global Select Market trading days after the date of execution of the Notice of Guaranteed Delivery. See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for the Shares (or of a confirmation of a book-entry transfer of the Shares as described in Section 3) and a properly completed and duly executed Letter of Transmittal and any other required documents for the Shares. See Section 2—“Acceptance for Payment and Payment for Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by May 24, 2013, you may withdraw them at any time after that date until we accept Shares for payment. Once we accept your shares for payment upon the execution of the Offer, you will no longer be able to withdraw them. This right to withdraw will not apply to Shares tendered in any Subsequent Offering Period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. In the event that we provide a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment. See Section 4—“Withdrawal Rights.”

Will the tender offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure any requisite adoption of the Merger Agreement by Obagi stockholders under the DGCL to complete the Merger. In addition, if we own at least 90% of the outstanding Shares, we will not be required to submit the adoption of the Merger Agreement to a vote of Obagi stockholders. If the Merger takes place, all remaining stockholders of Obagi (other than VPI) will receive $19.75 per Share, net in cash, without interest (less any applicable withholding taxes) (or any higher price per Share that is paid in the Offer) and Obagi will become a wholly owned subsidiary of VPI. See the “Introduction” to this Offer to Purchase.

If a majority of Shares are tendered and are accepted for payment, will Obagi continue as a public company?

No. Following the purchase of Shares tendered, we expect to consummate the Merger. If the Merger takes place, Obagi no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through NASDAQ Global Select Market or other securities exchanges, there may not be an active public trading market for the Shares, and Obagi may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 7—“Certain Effects of the Offer.”

If you successfully complete your Offer, what will happen to the Obagi Board?

If we accept for payment by purchase of Shares at least such number of Shares as shall satisfy the Minimum Condition, as defined in Section 15—“Conditions of the Offer,” VPI shall be entitled to designate such number of directors, rounded up to the next whole number, to the Obagi Board as is equal to the product of the total number of directors on the Obagi Board multiplied by the percentage of the total number of Shares at such time represented by the aggregate number of Shares beneficially owned by VPI, the Purchaser and their respective subsidiaries at such time. See Section 12—“The Transaction Agreements.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares into the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares into the Offer.

If you decide not to tender your Shares into the Offer and we accept for payment Shares that have been tendered and the Merger does not occur, you will remain a stockholder of Obagi, but there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through NASDAQ Global Select Market or any other securities market, there may not be a public trading market for the Shares, and Obagi may cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the proposed Merger to occur.

Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On March 19, 2013, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on NASDAQ Global Select Market during normal trading hours was $15.39 per Share. Therefore, the Offer Price of $19.75 per share represents a premium of approximately 28.3% over the closing price of the Shares before announcement of the Merger Agreement. On March 25, 2013, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on NASDAQ Global Select Market was $19.76 per Share. See Section 6—“Price Range of Shares; Dividends.”

If I accept the Offer, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $19.75 in cash, without interest (less any applicable withholding taxes) promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

How will my outstanding Obagi stock options, Obagi Stock-based awards and Restricted Shares be treated in the Offer and the Merger?

The Offer is being made for all outstanding Shares, and not for options to purchase Shares (each, an “Obagi Stock Option”) or other equity awards.

Obagi Stock Options may not be tendered into the Offer. If you wish to tender Shares underlying Obagi Stock Options, you must first exercise your Obagi Stock Options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer. At the effective time of the Merger (the “Effective Time”) each outstanding Obagi Stock Option will become fully vested and be converted into the right to receive at the Effective Time an amount in cash equal to (1) the product of (a) the total number of Shares subject to such Obagi Stock Option and (b) the excess, if any, of the Offer Price over the per-Share exercise price under such Obagi Stock Option less (2) applicable taxes required to be withheld or deducted.

At the Effective Time, each right of any kind to receive Shares or benefits measured by the value of a number of Shares granted under Obagi’s stock plans and other benefit plans, other than Restricted Shares (as defined below) and Obagi Stock Options (each, other than Restricted Shares and Obagi Stock Options, an “Obagi Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time will cease to represent a right or award with respect to Shares, will become fully vested and will entitle the holder thereof to receive, at the Effective Time, an amount in cash equal to the Offer Price, without interest, in respect of each Share underlying a particular Obagi Stock-Based Award, less applicable taxes required to be withheld or deducted.

Immediately prior to the Effective Time, each award of restricted Shares (the “Restricted Shares”) will vest in full and be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less applicable taxes required to be withheld or deducted.

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a United States person who is a stockholder and who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. See Section 5—“Certain United States Federal Income Tax Consequences.”

Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any United States federal estate or gift tax rules, or any state, local or non-U.S. income and other tax laws) of the Offer and the Merger.

Will I have the right to have my shares appraised?

You will not have appraisal rights in the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares into the Offer and who comply with the applicable legal requirements will have appraisal rights under the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of such Shares. This value may be the same, more or less than the price that we are offering to pay you in the Offer.

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc. at (800) 628-8536 (toll free). D.F. King & Co., Inc. is acting as the Information Agent for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Obagi Medical Products, Inc.:

INTRODUCTION

Odysseus Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (the “Shares”, and each, a “Share”), of Obagi Medical Products, Inc., a Delaware corporation (“Obagi”), at a price of $19.75 per Share (the “Offer Price”) net to the seller in cash, without interest (less any applicable withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 19, 2013 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Obagi, VPI, the Purchaser, and Valeant Pharmaceuticals International, Inc. (“Valeant”). The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined herein), (ii) the expiration or termination of any applicable waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable foreign antitrust, competition or similar law (the “Regulatory Condition”), (iii) the absence of a material adverse effect on Obagi and (iv) certain other customary conditions. The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the number of outstanding Shares of Obagi which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by VPI or the Purchaser or any of their respective subsidiaries, if any, represent more than a majority of the Shares (determined on a fully diluted basis on the date of purchase). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.”

Obagi has advised VPI that, as of March 15, 2013, 17,434,138 Shares were issued and outstanding, 5,867,941 Shares were held in treasury and 1,615,590 Shares were reserved for issuance under Obagi’s 1997 Stock Option/Stock Issuance Plan, 2000 Stock Option/Stock Issuance Plan and 2005 Stock Incentive Plan (collectively, the “Obagi Stock Plans”).

The Merger Agreement is more fully described in Section 12—“The Transaction Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

After careful consideration, the Obagi Board of Directors (the “Obagi Board”) unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, (ii) declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of Obagi and its stockholders, (iii) recommended that the stockholders of Obagi accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and (iv) recommended that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law.

A complete description of the reasons for the Obagi Board’s approval of the Offer and the Merger will be set forth in Obagi’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you at the same time as or shortly after this Offer to Purchase.

The Merger Agreement provides that, subject to the conditions described in Section 12—“The Transaction Agreements—The Merger Agreement—Conditions to the Merger,” the Purchaser will be merged with and into Obagi with Obagi continuing as the surviving corporation, wholly owned by VPI. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time will be converted into the right to receive $19.75 per Share (or any greater per Share price paid in the Offer), net in cash, without interest (less any applicable withholding tax), other than (i) Shares held by Obagi or owned by VPI or the Purchaser (in each case, other than Shares held on behalf of third parties), all of which will be canceled and shall cease to exist, and (ii) Shares owned by Obagi’s stockholders who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”).

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. Obagi has agreed, if required by applicable law, to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving the Merger Agreement as promptly as reasonably practicable following clearance with the Securities and Exchange Commission (the “SEC”) of Obagi’s proxy statement. VPI has agreed to vote, and cause its subsidiaries to vote, all Shares owned by VPI and its subsidiaries in favor of the adoption of the Merger Agreement. If the Minimum Condition and the other conditions of the Offer are satisfied and the Offer is completed, VPI and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote of any other holder of Shares. See Section 12—“The Transaction Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on April 23, 2013 (one minute after 11:59 p.m., New York City time, on April 22, 2013), unless the Offer is extended or earlier terminated by the Purchaser.

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition, (ii) the satisfaction of the Regulatory Condition, (iii) the absence of a material adverse effect on Obagi and (iv) certain other customary conditions. The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by VPI or the Purchaser or any of their respective subsidiaries, if any, represent more than a majority of the Shares (determined on a fully diluted basis on the date of purchase). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 12—“The Transaction Agreements” occur.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to waive any condition of the Offer in whole or in part, or to modify the terms or conditions of the Offer, except that, without the written consent of Obagi, the Purchaser shall not (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares subject to the Offer, (iv) waive or change the Minimum Condition or the Termination Condition, (v) add to the conditions of the Offer, (vi) terminate, or extend or otherwise amend or modify the Expiration Date of the Offer except other than in accordance with the Merger Agreement or (vii) amend, modify or supplement any condition to or term of the Offer set forth in the Merger Agreement in a manner (other than in an immaterial manner) adverse to the holders of Shares. The rights reserved by the Purchaser by this paragraph are in addition to the Purchaser’s rights pursuant to Section 15—“Conditions of the Offer.”

We may, in our sole and absolute discretion, increase the amount of cash constituting the Offer Price without the consent of Obagi. If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, this increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not their Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement provides that the Purchaser may, in its sole discretion and without the consent of Obagi, and shall at the request of Obagi, extend the Offer for one or more consecutive increments of not more than five business days each (the length of such period to be determined by VPI or the Purchaser) until the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) September 19, 2013, if at any then-scheduled expiration date of the Offer all of the conditions to the Offer have not been satisfied or waived. However, the Purchaser will not be required to extend the Offer (i) beyond September 19, 2013 or (ii) at any time the Purchaser or VPI are permitted to terminate the Merger Agreement. In addition, the Purchaser has the right, without the consent of Obagi, to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer.

There can be no assurance that the Purchaser will be required under the Merger Agreement to extend, or choose to extend (if not so required) the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

The Merger Agreement further provides that the Purchaser may, and shall if fewer than 90% of the Shares then outstanding have been accepted for payment in the Offer or are to be acquired pursuant to the exercise of the Top-Up Option (as defined in Section 15 below), provide for a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the Purchaser will not be required to provide a Subsequent Offering Period (i) beyond September 19, 2013 or (ii) at any time the Purchaser or VPI are permitted to terminate the Merger Agreement. A Subsequent Offering Period, if provided, will be an additional period after the Purchaser has accepted for payment and made payment for Shares in the Offer.

If a Subsequent Offering Period is provided, stockholders tendering in the subsequent offering period will not have withdrawal rights. A Subsequent Offering Period is not an extension of the Offer, which already will have been completed. A Subsequent Offering Period, if there is one, would occur after the Purchaser has accepted, and become obligated to pay for, all Shares that were properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. If the Purchaser elects to provide a Subsequent Offering Period, a public announcement of such election will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date. The Purchaser will accept for payment, and promptly pay for, any Shares tendered during the Subsequent Offering Period as soon as practicable, but in no event more than two business days, following the valid tender of such Shares at the same price per Share paid in the Offer.

If, upon the terms and subject to the conditions of the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if the Purchaser waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

The Purchaser expressly reserves the right, in its sole discretion, upon the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares and to delay the acceptance for payment of or payment for Shares if, at the Expiration Date, any of the conditions to the Offer set forth in Section 15—“Conditions to the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 15. The Purchaser’s reservation of the right to delay the acceptance of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that the Purchaser pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the termination of the Offer. Under certain circumstances, VPI and the Purchaser may terminate the Merger Agreement and the Offer. See Section 12—“The Transaction Agreements—The Merger Agreement—Termination.”

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the Purchaser’s obligation under such rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

Obagi has provided the Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Obagi’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, the Purchaser will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. In addition, upon the terms and subject to the conditions of the Merger Agreement and the applicable rules of the SEC, the Purchaser reserves the right to delay acceptance for payment of, or payment for, Shares, in order to comply with any applicable law. See Section 16—“Certain Legal Matters; Regulatory Approvals.” If the Purchaser decides to provide for a Subsequent Offering Period, the Purchaser will accept for payment, and pay for, all validly tendered Shares as they are received during a Subsequent Offering Period. See Section 1—“Terms of the Offer.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for these un-purchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” these Shares will be credited to an account maintained with the Book-Entry Transfer Facility) promptly following expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopies thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) these Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make a book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including any of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program or an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Global Select Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF THIS DELIVERY IS BY MAIL, IT IS RECOMMENDED

THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, the Purchaser will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Date only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) these Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will the Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depository. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three NASDAQ Global Select Market trading days after the date of execution of the Notice of Guaranteed Delivery.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions to the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints the Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Obagi, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon payment for such Shares the Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole and absolute discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of or payment for which may, in the Purchaser’s opinion, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of VPI, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Backup Withholding. In order to avoid “backup withholding” at a rate of 28% of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding at a rate of 28%. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date as explained below. Further, if the Purchaser has not accepted Shares for payment by May 24, 2013, they may be withdrawn at any time prior to the Purchaser’s acceptance for payment after that date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of VPI, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

If the Purchaser extends the Offer, delays its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may nevertheless, on the Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 prior to the Expiration Date or as otherwise required by Rule 14e-1(c) under the Exchange Act.

In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Obagi whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered but instead are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Obagi. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Obagi who hold the Shares as capital assets for United States federal income tax purposes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a stockholder in light of such stockholder’s particular circumstances or to stockholders subject to special rules, such as stockholders who received their Shares pursuant to the exercise of employee stock options or otherwise as compensation.

As used in this summary, a “U.S. holder” is any stockholder who is, for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a United States person. As used in this summary, the term “non-U.S. holder” means any stockholder that is not, for United States federal income tax purposes, a U.S. holder.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

Because this discussion is intended to be a general summary only and individual circumstances may differ, each stockholder should consult its tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

U.S. holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.

Non-U.S. holders. A non-U.S. holder who tenders Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will not be taxed on any gain recognized on a disposition of Shares unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In such cases, the gain will be capital gain subject to U.S. federal income tax (but not withholding tax) on a net basis at the rates applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” of 30% (or such lower rate as may be specified by an applicable income tax treaty) may also apply;

•

the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses recognized in the same taxable year, generally will be subject to a flat 30% U.S. federal income tax; or

•

the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of Obagi’s outstanding common stock at any time during the five years preceding the Merger, and Obagi was a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the Merger and the non-U.S. holder’s holding period with respect to the Obagi common stock. Although there can be no assurances in this regard, Obagi does not believe that it is, or within the last five years has been, a “United States real property holding corporation” for U.S. federal income tax purposes.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a non-U.S. holder’s federal income tax liability provided that the required information is timely furnished to the Internal Revenue Service. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

According to Obagi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the Shares are traded on the NASDAQ Global Select Market under the symbol “OMPI” and have been quoted since Obagi’s initial public offering on December 13, 2006. The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on the NASDAQ Global Select Market based on published financial sources.

	High	Low
Year Ended December 31, 2011
First Quarter	$12.86	$10.21
Second Quarter	13.00	8.61
Third Quarter	10.81	8.79
Fourth Quarter	10.50	8.79
Year Ended December 31, 2012
First Quarter	$13.75	$10.02
Second Quarter	15.34	11.51
Third Quarter	18.00	10.70
Fourth Quarter	13.99	11.57
Year Ending December 31, 2013
First Quarter (through March 25, 2013)	$19.90	$13.31

On March 19, 2013, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on the NASDAQ Global Select Market during normal trading hours was $15.39 per Share. On March 25, 2013, the last full trading day prior to the commencement of the Offer, the last reported closing price per Share on the NASDAQ Global Select Market during normal trading hours was $19.76 per share. Obagi has never declared nor paid any cash dividends on the Shares.

Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.

Effect of Merger. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Obagi, and Obagi will be the Surviving Corporation. The Certificate of Incorporation and the Bylaws of the Purchaser shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation, until thereafter changed or amended. The Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their successors have been elected or appointed.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be the same, greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Global Select Market. According to the published guidelines of The NASDAQ Stock Market, LLC (“NASDAQ”), NASDAQ would consider disqualifying the Shares for listing on the NASDAQ Global Select Market if, among other possible grounds, (a) the total number of holders of record and holders of beneficial interest, taken together, in Shares falls below 400, (b) the bid price for a Share over a 30 consecutive business day period is less than $1, (c)(i) Obagi has stockholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million or there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (ii) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the market value of Obagi’s listed securities is less than $50 million over a ten consecutive business day period or (iii) the number of publicly held shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or Obagi’s total assets and total revenue is less than $50 million each for the most recently completed fiscal year (or in two of the last three fiscal years). Shares held by officers or directors of Obagi, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to Obagi, as of March 19, 2013, there were approximately 17,434,138 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the NASDAQ Global Select Market or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be the same, greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Obagi upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Obagi to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Obagi to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Obagi. Furthermore, the ability of “affiliates” of Obagi and persons holding “restricted securities” of Obagi to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933 may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board’s”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8. Certain Information Concerning Obagi.

The following description of Obagi and its business has been taken from Obagi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and is qualified in its entirety by reference to such report.

General. Obagi is a specialty pharmaceutical company that develops, markets and sells, and is a leading provider of, proprietary topical aesthetic and therapeutic prescription-strength skin care systems in the physician-dispensed market. Using its Penetrating Therapeutics™ technologies, Obagi’s products are designed to improve penetration of agents across the skin barrier for common and visible skin conditions in adult skin including premature aging, photodamage, hyperpigmentation (irregular or patchy discoloration of the skin), acne, sun damage, rosacea, and soft tissue deficits, such as fine lines and wrinkles. Obagi’s portfolio, which includes cosmetic, over-the-counter and prescription products, including 4% hydroquinone, is sold and promoted only through physician offices and requires education by a physician on proper use. The history of Obagi’s skin care product introductions is as follows: Obagi Nu-Derm®, Obagi-C® Rx (a prescription-strength vitamin C and hydroquinone system), Obagi® Professional-C (a line of highly stable vitamin C serums), Obagi Condition & Enhance® for use with cosmetic procedures to enhance patient outcomes and satisfaction, ObagiELASTIderm® Eye Products and ObagiCLENZIderm® M.D. acne therapeutic systems, a formulation of ObagiCLENZIderm M.D. Systems for normal to dry skin, and ObagiELASTIderm Décolletage System, ObagiRosaclear® System, ObagiELASTILash® Eyelash Solution, Obagi Blue Peel RADIANCE®, Nu-Derm® Sun Shield SPF 50 and Obagi Hydrate™.

Obagi is a Delaware corporation with its principal executive offices located at 3760 Kilroy Airport Way, Suite 500, Long Beach, CA 90806. The telephone number for Obagi is (562) 628-1007.

Available Information. Obagi is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Obagi’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Obagi’s securities, any material interests of such persons in transactions with Obagi and other matters is required to be disclosed in proxy statements and periodic reports distributed to Obagi’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, N.E., Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Obagi, who file electronically with the SEC. The address of that site is http://www.sec.gov. Obagi also maintains an Internet website at http://www.obagi.com. The information contained in, accessible from or connected to Obagi’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Obagi’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Obagi contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Valeant, VPI, the Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Obagi contained in such documents and records or for any failure by Obagi to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Projections. In a presentation to management, Obagi provided Valeant with selected unaudited projected financial information concerning Obagi. Such information is described in Obagi’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Obagi’s stockholders concurrently with this Offer to Purchase. Obagi’s stockholders are urged to, and should, carefully read Obagi’s Schedule 14D-9.

9. Certain Information Concerning Valeant, VPI and the Purchaser.

General. VPI is a Delaware corporation with its principal offices located at 700 Route 202/206 North, Bridgewater, New Jersey 08807. The telephone number of VPI is (908) 927-1400. VPI is a wholly owned subsidiary of Valeant. VPI is a multinational, specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products and medical devices. VPI’s specialty pharmaceutical and over-the-counter products are marketed under brand names and are sold in the U.S., Canada, Australia and New Zealand. VPI focuses most of its efforts on products in the dermatology and neurology therapeutic classes. VPI also has branded generic, branded, and over-the-counter operations in Mexico, Central Europe and Australia.

The Purchaser is a Delaware corporation with its principal offices located at c/o Valeant Pharmaceuticals International, 700 Route 202/206 North, Bridgewater, New Jersey 08807. The telephone number of the Purchaser is (908) 927-1400. The Purchaser is a wholly owned subsidiary of VPI. The Purchaser was formed for the purpose of making a tender offer for all of the Shares of Obagi and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Valeant is a Canadian corporation with its principal offices located at Valeant Pharmaceuticals International, Inc., 4787 Levy Street, Montreal, Quebec, Canada, H4R 2P95200. The telephone number of Valeant is (514) 744-6792. Valeant is a multinational, specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products and medical devices. Valeant’s specialty pharmaceutical and over-the-counter products are marketed under brand names and are sold in the U.S., Canada, Australia and New Zealand. Valeant focuses most of its efforts on products in the dermatology and neurology therapeutic classes. Valeant also has branded generic, branded, and over-the-counter operations in Central and Eastern Europe, Latin America, Southeast Asia and South Africa.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Valeant, VPI and the Purchaser and certain other information are set forth in Schedule I hereto.

During the last five years, none of Valeant, VPI or the Purchaser or, to the best knowledge of Valeant, VPI and the Purchaser, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and Schedule I hereto, (i) none of Valeant, VPI, the Purchaser, any majority-owned subsidiary of Valeant, VPI or the Purchaser or, to the best knowledge of Valeant, VPI and the Purchaser, any of the persons listed in Schedule I hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Valeant, VPI, the Purchaser or, to the best knowledge of Valeant, VPI and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Valeant, VPI, the Purchaser or, to the best knowledge of Valeant, VPI and the Purchaser, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Obagi, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Valeant, VPI, the Purchaser or, to the best knowledge of Valeant, VPI and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Obagi or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Valeant, VPI or any of their subsidiaries or, to the best knowledge of Valeant and VPI, any of the persons listed in Schedule I hereto, on the one hand, and Obagi or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, VPI and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. VPI filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

10. Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, Valeant has guaranteed unconditionally VPI and the Purchaser’s payment obligations in the Merger Agreement and there is no financing condition to the completion of the Offer, we believe the financial condition of Valeant, VPI and the Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares into the Offer.

Valeant, VPI and the Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $365,340,000. The Purchaser anticipates funding these payments with cash on hand and from available credit facilities of Valeant and VPI.

11. Background of the Offer; Past Contacts or Negotiations with Obagi.

The information set forth below regarding Obagi was provided by Obagi, and none of Valeant, VPI, the Purchaser nor any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Valeant, VPI, the Purchaser or their respective affiliates or representatives did not participate.

The following is a description of contacts between representatives of Valeant, VPI or the Purchaser with representatives of Obagi that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Obagi’s activities relating to these contacts, please refer to Obagi’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

In 2009, Obagi engaged a nationally recognized investment bank to assist the Obagi Board in reviewing various strategic alternatives for Obagi. As a result of that review and at the direction of the Obagi Board, this investment bank conducted a process to identify potential buyers for Obagi, which resulted in preliminary, non-binding indications of interest from three potential buyers, one of which was Valeant. After limited discussions, Obagi informed Valeant that the discussions would need to be postponed. The other two potential buyers also did not proceed.

On February 12, 2013, Morgan Stanley first made contact with Hemanth Varghese, Sr. Vice President Corporate Development & General Manager Neurology/Other at Valeant regarding a potential strategic transaction with Obagi. On February 14, 2013, Michael Pearson, Chairman of the Board of Directors and Chief Executive Officer of Valeant, called representatives of Morgan Stanley to express preliminary interest in Obagi. Mr. Pearson requested that he receive a call directly from Obagi’s Chairman of the Board.

On or about February 22, 2013, Morgan Stanley reported that Valeant had requested that Albert J. Fitzgibbons III, Obagi’s Chairman of the Board, contact Mr. Pearson. On February 25, 2013, Mr. Fitzgibbons spoke with Mr. Pearson to discuss mutual interest in a strategic transaction and in pursing steps to effectuate such a transaction. Also on February 25, 2013, Morgan Stanley reported to Obagi that it also had spoken with Valeant and that Valeant had expressed an interest in meeting with Obagi management to discuss the company and its business.

On February 27, 2013, members of senior management of Obagi, including Albert F. Hummel, President and Chief Executive Officer, Preston S. Romm, Chief Financial Officer and Executive Vice President, Finance, Operations and Administration, and Laura B. Hunter, Vice President, General Counsel and Secretary, along with representatives of Morgan Stanley, met in Long Beach, California, with members of senior management of Valeant, including Messrs. Pearson, Howard Schiller, the Chief Financial Officer, Varghese, Ryan Weldon, Executive Vice President, Company Group Chairman, Medicis and Robert Chai-Onn, Executive Vice President, General Counsel, Corporate Secretary and Corporate Business Development, and a representative of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel to Valeant. The parties discussed, among other things, Obagi’s organization and structure, business, key products, strategy, regulatory status and financial information. Shortly after the meeting, Valeant expressed a non-binding initial indication of interest at $16.75 per Share. In advance of the management presentation, Valeant and Obagi negotiated and entered into a customary confidentiality agreement.

On March 1, 2013, the Obagi Board met to receive a report from Morgan Stanley concerning its outreach to prospective buyers. Morgan Stanley reported that Valeant had met with Obagi’s management team for discussions and an initial due diligence review on February 27, 2013 and that Valeant had subsequently presented a proposed acquisition price of $16.75 per Share.

On March 4, 2013, Mr. Fitzgibbons had a conversation with Mr. Pearson who mentioned that he would be discussing a potential revised offer for Obagi with Valeant’s Board of Directors. Mr. Pearson also informed Mr. Fitzgibbons that additional due diligence was required.

On March 5, 2013, Valeant’s Finance and Transactions Committee held a meeting at which all the members of Valeant’s Board of Directors participated in discussions concerning the potential transaction with Obagi. Valeant’s Board of Directors supported management’s continuing to pursue the transaction and negotiate with Obagi.

On March 8, 2013, Mr. Fitzgibbons again spoke with Mr. Pearson, and Mr. Pearson reported that Valeant had spent significant time analyzing the potential transaction and, after discussions with Valeant’s Board of Directors, was expressing interest at a price of $18.75 per Share. A letter from Valeant, dated March 8, 2013, confirmed that proposed increased price. Mr. Fitzgibbons mentioned that he would recommend continuing discussions and granting access to due diligence materials. He further informed Mr. Pearson that Obagi had Board meetings scheduled for March 11 and 12, 2013. On March 8, Valeant and its representatives were granted access to diligence materials in a virtual data room.

On March 13, 2013, Morgan Stanley, at the direction of the Obagi Board, informed Valeant that Obagi was in negotiations with at least one additional bidder.

On March 13, 2013, Jenner & Block LLP (“Jenner & Block”), counsel to Obagi, sent an initial draft of the Merger Agreement to Skadden Arps.

Also on March 13, 2013, Morgan Stanley contacted senior management at Valeant to determine the expected timing of Valeant’s completion of its due diligence review and internal approval process.

On March 14 through 17, 2013, Messrs. Fitzgibbons and Pearson had discussions in which Mr. Fitzgibbons emphasized the need to increase the offering price. Mr. Pearson suggested increasing the offering price from $18.75 per Share to $19.25 per Share. On March 15, 2013, Valeant’s Finance and Transactions Committee held at meeting at which all the members of Valeant’s Board of Directors were present. Valeant’s Board of Directors approved management’s continuing to negotiate, and enter into, a merger agreement, in accordance with the terms discussed.

On March 17, 2013, Skadden Arps sent a revised draft of the Merger Agreement to Jenner & Block. While Obagi, Morgan Stanley, and Jenner & Block reviewed the revised Merger Agreement, Skadden Arps and Valeant continued their due diligence investigations, and Obagi, Morgan Stanley, and Jenner & Block responded to due diligence requests and questions from Valeant and Skadden Arps, and counsel discussed certain terms in the revised Merger Agreement.

On March 18, 2013, the Obagi Board determined that it would likely find $19.75 per Share to be a fair and adequate price and in the best interest of Obagi and its stockholders if acceptable Merger Agreement terms could be reached. That conclusion was transmitted to Valeant by Morgan Stanley, and Valeant indicated that it would be an acceptable price, subject to mutually agreeable terms and conditions in the Merger Agreement.

Based on instructions from the Obagi Board, Obagi and Jenner & Block continued to negotiate the terms of Merger Agreement with Valeant and Skadden Arps throughout March 18 and 19, 2013. During this time, Valeant finalized its due diligence, and Obagi, Morgan Stanley, and Jenner & Block responded to final due diligence requests and questions from Valeant and Skadden Arps.

On March 19, 2013, the Obagi Board met again to consider the transaction at $19.75 per Share.

Following careful consideration of the terms of Merger Agreement and the transactions contemplated by thereby, the Obagi Board unanimously adopted resolutions (i) approving the Merger Agreement and the transactions contemplated thereby, (ii) declaring that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of Obagi and its stockholders, (iii) recommending that the stockholders of Obagi accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and (iv) recommending that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law. Subsequently, the parties concluded negotiations and finalized the Merger Agreement, which was executed on March 19, 2013. On March 20, 2013, prior to the opening of trading on the NASDAQ and the NYSE, each of Obagi and Valeant issued a press release announcing their execution of the Merger Agreement.

12. The Transaction Agreements.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the

Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Obagi’s stockholders or VPI’s stockholders. None of Obagi’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of VPI, the Purchaser, Obagi or any of their respective subsidiaries or affiliates. The Merger Agreement and this summary are not intended to modify or supplement any factual disclosures about VPI or Obagi, and should not be relied upon as disclosure about VPI or Obagi without consideration of the periodic and current reports and statements that Valeant and Obagi file with the SEC. Factual disclosures about VPI and Obagi contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement. Capitalized terms used in this Section 12 and not otherwise defined shall have the respective meanings assigned thereto in the Merger Agreement.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, and in any event no later than ten business days of the date of the Merger Agreement. The obligations of the Purchaser, and of VPI to cause the Purchaser, to accept for payment and pay for any Shares tendered pursuant to the Offer shall be subject only to the satisfaction or waiver by the Purchaser of the conditions (the “Offer Conditions”) described in Section 15—“Conditions of the Offer.” The Purchaser expressly reserves the right, in its sole discretion, to waive any Offer Condition in whole or in part, or to modify the terms or conditions of the Offer, except that, without the written consent of Obagi, the Purchaser shall not, and VPI shall not permit the Purchaser to, (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares subject to the Offer, (iv) waive or change the Minimum Condition or the Termination Condition, (v) add to the Offer Conditions, (vi) terminate, or extend or otherwise amend or modify the Expiration Date of the Offer except as required or permitted by the Merger Agreement or (vii) amend, modify or supplement any Offer Condition or any term of the Offer set forth in the Merger Agreement in a manner (other than in an immaterial manner) adverse to the holders of Shares.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, on April 23, 2013, twenty Business Days after the commencement of the Offer. However, until the termination of the Merger Agreement, (i) if at any scheduled Expiration Date of the Offer any Offer Condition has not been satisfied or waived, the Purchaser may, in its sole discretion, without the consent of Obagi, extend the Offer for one or more consecutive increments of not more than five business days each, until the earlier of (A) the termination of the Merger Agreement and (B) September 19, 2013 and (ii) if at any scheduled Expiration Date of the Offer, any Offer Condition has not been satisfied or waived, the Purchaser must, and VPI will cause the Purchaser to, extend the Offer at the request of Obagi for one or more consecutive increments of not more than five business days each, until the earlier of (A) the termination of the Merger Agreement and (B) September 19, 2013. The Purchaser, however, is not required to extend the Offer beyond September 19, 2013 or any time that VPI or the Purchaser is permitted to terminate the Merger Agreement. In addition, the Purchaser may (and shall where fewer than 90% of the total Shares then outstanding have been accepted for payment in the Offer or are to be acquired pursuant to the exercise of the Top-Up Option immediately following the acceptance for payment by purchase of Shares pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition (the time of such acceptance, the “Acceptance Time”)) provide a subsequent offering period (a “Subsequent Offering Period”) after the expiration of the Offer, in accordance with Rule 14d-11 under the Exchange Act. The Purchaser, however, is not required to provide a Subsequent Offering Period beyond September 19, 2013 or any time that VPI or the Purchaser is permitted to terminate the Merger Agreement Without the consent of Obagi, the Purchaser has the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer.

The Merger Agreement further provides that, upon the terms and subject to the conditions of the Offer and the Merger Agreement and satisfaction or waiver by the Purchaser of all of the Offer Conditions, the Purchaser will, and VPI will cause the Purchaser to (i) accept for payment all Shares that are validly tendered in the Offer and not validly withdrawn promptly after the Expiration Date and pay for such Shares as soon as practicable (but no more than two Business Days) after the Expiration Date or (ii) in the case of any Shares tendered during any Subsequent Offering Period, accept for payment and pay for all such Shares validly tendered as soon as practicable (but no more than two Business Days following the valid tender of such Shares). The Merger Agreement further provides that the Offer may not be terminated prior to its Expiration Date, unless the Merger Agreement is validly terminated in accordance with its terms.

Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer. The Merger Agreement provides that, promptly upon the Acceptance Time, and from time to time thereafter, VPI will be entitled to designate to the Obagi Board the number of directors, rounded up to the next whole number, equal to the product of (1) the total number of directors on the Obagi Board (giving effect to the directors elected pursuant to this provision being described) and (2) the percentage of the total number of outstanding Shares then beneficially owned by VPI and the Purchaser and their respective subsidiaries at such time (including Shares so accepted for payment). VPI will be entitled to designate at least a majority of the directors on the Obagi Board as long as VPI and its affiliates beneficially own a majority of Shares. Obagi will, upon request of VPI, promptly take all actions necessary to the fullest extent permitted by applicable law and NASDAQ rules to (i) cause VPI’s designees to be so elected or appointed, including increasing the size of its Board of Directors and/or obtaining the resignations of one or more incumbent directors and/or filling any newly created directorships and/or vacancies so created with VPI’s designees and (ii) cause individuals designated by VPI to constitute at least the same percentage (rounded up to the next whole number) as is on the Obagi Board of (a) each committee of the Obagi Board, (b) each Board of Directors (or similar body) of each subsidiary of Obagi and (c) each committee (or similar body) of each such Board of Directors. In the event that VPI’s designees are elected or appointed to the Obagi Board pursuant to the Merger Agreement, then, until the Effective Time, at least two members of the Obagi Board shall be individuals who were directors of Obagi on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”). If the number of Independent Directors is reduced below two for any reason, the remaining Independent Director shall be entitled to nominate an individual who qualifies as an independent director for purposes of Rule 10A-3 under the Exchange Act to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two individuals to fill such vacancies who are independent for purposes of Rule 10A-3 under the Exchange Act, and such individuals shall be deemed to be Independent Directors for purposes of the Merger Agreement.

The Merger Agreement further provides that from and after the time, if any, that VPI’s designees pursuant to the Merger Agreement constitute a majority of the Obagi Board and prior to the Effective Time, (1) any amendment or termination of the Merger Agreement by Obagi, (2) any extension by Obagi of the time for the performance of any of the obligations or other acts of VPI or the Purchaser under the Merger Agreement, (3) any exercise or waiver of any of Obagi’s rights or remedies under the Merger Agreement, (4) any amendment to Obagi’s charter documents or (5) except for the transactions in accordance with the terms of the Merger Agreement, any transaction between Obagi or any of its subsidiaries, on the one hand, and VPI or any of its affiliates (other than Obagi and its subsidiaries), on the other, will require the concurrence of each of the Independent Directors. The Independent Directors will be entitled to retain their own separate counsel.

Top-Up Option. Obagi granted the Purchaser an irrevocable option (the “Top-Up Option”) to purchase from Obagi the number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares held by VPI and the Purchaser at the time of such exercise, constitutes one share more than 90% of the total Shares then outstanding (determined on a fully diluted basis and assuming the issuance of the Top-Up Shares), at a price per share equal to the Offer Price. This option is exercisable once in whole and not in part, following the expiration of the Offer or any Subsequent Offering Period and prior to the fifth business day after the applicable Expiration Date of the Offer or any Subsequent Offering Period. However, Obagi is obligated to deliver the Top-Up Shares only if (i) no Restraint that has the effect of prohibiting the exercise of the Top-Up Option or preventing the issuance and delivery of the Top-Up Shares is in effect; (ii) the Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized but unissued Shares that are not otherwise subscribed for or committed to be issued and (iii) the Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn in the Offer and in any Subsequent Offering Period. The Merger Agreement further provides that the Top-Up Option will terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement.

The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will merge with and into Obagi, the separate corporate existence of the Purchaser will cease and Obagi will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”).

Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares owned, directly or indirectly, by VPI or the Purchaser immediately prior to the Effective Time or held by Obagi immediately prior to the Effective Time, all of which will be cancelled and will cease to exist and (ii) Shares that are held by stockholders of Obagi who properly exercised their appraisal rights under Section 262 of the DGCL, will be converted automatically into and will thereafter represent the right to receive an amount of cash equal to the Offer Price, without interest (the “Merger Consideration”).

At the Effective Time, each share of common stock, par value $0.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

If, between the date of the Merger Agreement and the Effective Time, any change in the outstanding Shares occurs as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution is declared with a record date during such period, the Merger Consideration will be equitably adjusted to reflect such change.

Organizational Documents, Directors and Officers of the Surviving Corporation. The Merger Agreement provides that at the Effective Time, the Certificate of Incorporation and the Bylaws of the Surviving Corporation shall be amended to read as the Certificate of Incorporation and the Bylaws of the Purchaser read immediately prior to the Effective Time until thereafter changed or amended in accordance with applicable law. The Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their successors have been elected or appointed.

Treatment of Obagi Stock Options, Obagi Stock-Based Awards and Restricted Shares. The Merger Agreement provides that the compensation committee of the Obagi Board shall make such adjustments or determinations that are necessary to ensure that Obagi Stock Options, Obagi Stock-Based Awards and Restricted Shares will be treated as follows:

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each option to purchase Shares (each, an “Obagi Stock Option”) granted under Obagi Stock Plans, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, become fully vested and be converted into the right to receive at the Effective Time an amount in cash in U.S. dollars equal to the product of (a) the total number of Shares subject to such Obagi Stock Option and (b) the excess, if any, of the amount of the Offer Price over the exercise price per Share subject to such Obagi Stock Option, with the aggregate amount of such payment rounded to the nearest cent;

•	effective as of the Effective Time, Obagi Stock Plans shall be cancelled and of no further force or effect;

•	at the Effective Time, each right of any kind, contingent or accrued, to receive Shares or benefits measured in whole or in part by the value of a number of Shares granted under Obagi Stock Plans or

Obagi Plans, other than Restricted Shares and Obagi Stock Options (each, other than Restricted Shares and Obagi Stock Options, an “Obagi Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a right or award with respect to Shares, shall become fully vested and shall entitle the holder thereof to receive, at the Effective Time, an amount in cash equal to the Merger Consideration in respect of each Share underlying a particular Obagi Stock-Based Award; and

•	immediately prior to the Effective Time, each award of restricted Shares (the “Restricted Shares”) shall vest in full and be converted into the right to receive the Merger Consideration.

The Merger Agreement provides that all amounts payable with respect to Obagi Stock Options, Obagi Stock-Based Awards and Restricted Shares are subject to any amounts required to be withheld or deducted under the Code, or any provision of U.S. state or local tax law.

The Merger Agreement also provides that, prior to the Effective Time, Obagi shall take steps so that dispositions of Obagi equity securities (including derivative securities) pursuant to the Merger by each director or officer of Obagi who is subject to Section 16 of the Exchange Act shall be an exempt transaction for purposes of Section 16 of the Exchange Act.

Representations and Warranties. In the Merger Agreement, Obagi has made customary representations and warranties to VPI and the Purchaser, except as disclosed in the disclosure letter to the Merger Agreement or certain disclosure in Obagi’s SEC filings prior to the date of the Merger Agreement, including representations relating to: organization; qualification; subsidiaries; capitalization; authority; noncontravention; voting requirements; governmental approvals; reports and financial statements; internal controls and procedures; no undisclosed liabilities; compliance with law; permits; regulatory; environmental laws and regulations; employee benefit plans; absence of certain changes or events; investigations; litigation; information supplied for filings with the SEC in connection with the Offer; tax matters; labor matters; intellectual property; real property; opinion of financial advisor; material contracts; brokers and other advisors; insurance; product liability and recalls; certain business practices; no stockholder rights plan; and related party transactions.

Some of the representations and warranties in the Merger Agreement made by Obagi are qualified by “materiality” or “Obagi Material Adverse Effect”. For purposes of the Merger Agreement, “Obagi Material Adverse Effect” means such facts, circumstances, developments, events or changes that result in any change or effect that is or would reasonably be expected to be materially adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of Obagi and its subsidiaries, taken as a whole, but shall not include (i) any decline in the stock price of Obagi Common Stock on the NASDAQ Global Select Market or any other market on which such securities are listed for purchase or sale or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided, that the underlying causes of such decline or failure may, to the extent applicable, be considered in determining whether there is an Obagi Material Adverse Effect) or (ii) facts, circumstances, events or changes resulting from:

•	changes in United States or global economic or political conditions or the securities, credit or financial markets in general;

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general changes or developments in the industries in which Obagi and its subsidiaries operate, including general changes in law or regulation (except for changes in law or regulation that relate to Hydroquinone or sales of Obagi Products over the Internet);

•	the announcement of the Merger Agreement or the pendency or consummation of the Merger;

•	the identity of VPI or any of its Affiliates as the acquiror of Obagi;

•	compliance with the terms of, or the taking of any action specifically required by, the Merger Agreement or consented to in writing by VPI;

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any acts of terrorism or war (other than any of the foregoing that causes any damage or destruction to or renders unusable any material facility or material property of Obagi or any of its Subsidiaries); or

•	changes in generally accepted accounting principles or the interpretation thereof;

except, in the case of the first, second or seventh above, to the extent such changes or developments referred to therein have a materially disproportionate impact on Obagi and its subsidiaries, taken as a whole, relative to other companies in the industries and in the geographic markets in which Obagi conducts its businesses after taking into account the size of Obagi relative to such other companies.

In the Merger Agreement, VPI and the Purchaser have made customary representations and warranties to Obagi, including representations relating to: organization; qualification; subsidiaries; authority; noncontravention; governmental approvals; investigations; litigation; information supplied for filings with the SEC in connection with the Offer; ownership and operations of the Purchaser; funding; no vote of VPI stockholders; brokers and other advisors; ownership of Obagi Common Stock; and no additional representations.

Conduct of Business. The Merger Agreement provides that, from the date of the Merger Agreement and prior to the Effective Time or the date, if any, on which the Merger Agreement is terminated, except (i) as may be required by applicable law, (ii) as may be agreed in writing by VPI (which consent shall not be unreasonably withheld, delayed or conditioned) or (iii) as may be contemplated, required or permitted by the Merger Agreement, (A) Obagi shall, and shall cause its subsidiaries to, conduct their respective businesses only in the ordinary course of business consistent with past practice and (B) Obagi and its subsidiaries shall use their commercially reasonable efforts to:

•	preserve intact their business organizations;

•	preserve their assets and properties in good repair and condition;

•	keep available the services of their current officers and employees; and

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preserve, in all material respects, the current relationships of Obagi and its subsidiaries with customers, suppliers, licensors, licensees, distributors, any limited partners or other equity-holders in the subsidiaries, and other persons with which Obagi or its subsidiaries have business dealings.

In addition, between the date of the Merger Agreement and the Effective Time, without the prior written consent of VPI (which consent shall not be unreasonably withheld, delayed or conditioned), Obagi and its subsidiaries are subject to customary operating covenants and restrictions, including, but not limited to, restrictions on:

•	authorization or payment of dividends;

•	issuance, sale, pledge, disposition or encumbrance of stock;

•	amendment of certificate of incorporation or bylaws;

•	purchase, redemption or acquisition of its capital stock or any rights, warrants or options to acquire any such shares;

•	sale, lease, license, transfer, exchange, swap, mortgage, encumbrances or liens any material asset or property;

•	entry into or modification or amendment of leases or subleases of real property;

•	incurrence, assumption, guarantee or prepayment of indebtedness;

•	capital expenditures;

•	entry into or modification, amendment, waiver or termination of material contracts;

•	increasing the compensation of or other benefits payable to Obagi’s directors and officers;

•	entry into any employment, change of control, severance or retention agreement with any employee;

•	granting any equity or equity-based awards;

•	acceleration of vesting or exercisability of any compensation;

•	hiring or promoting of employees;

•	communication with any employee regarding the compensation, benefits or other treatment such employee will receive following the Effective Time;

•	entry into or establishment, adoption or amendment of collective bargaining agreements;

•	changes to accounting policies, procedures or methods and changes to material tax elections;

•	grant, acquisition, disposition, protection and maintenance of intellectual property owned by Obagi;

•	mergers, consolidations, or purchase of assets;

•	formation or commencement of operations of any business, corporation, partnership, joint venture, business association or other business organization;

•	loans, advances or capital contributions;

•	enter into any new line of business or methods of distribution for existing business;

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increase the scope of any line or business (including, without limitation, internet distribution or distribution in Japan), or enter into commitments or Contracts (or increase the scope or nature of any existing commitments) relating thereto, or expend funds (other than as currently contractually obligated, which contracts have been made available to VPI);

•	reclassification, combination or split of any of its capital stock; and

•	payment, discharge, settlement or satisfaction of any claims, litigation, liabilities or obligations.

Employee Matters. During the period commencing at the Acceptance Time and ending on the first anniversary of the Acceptance Time (the “Continuation Period”), VPI shall, or shall cause Obagi and the Surviving Corporation to, provide to each individual who is employed by Obagi or any of its subsidiaries immediately prior to the Acceptance Time (each, a “Continuing Employee”) compensation and employee benefits that are substantially similar in the aggregate to the compensation and employee benefits, other than severance or termination benefits, provided to similarly situated employees of VPI. The Merger Agreement also provides that VPI shall, or shall cause Obagi and the Surviving Corporation to, maintain and honor certain specified employment agreements for the period ending on the earlier of the Continuation Period or the term of such employment agreement. With respect to all employee benefits plans, programs and arrangements maintained by VPI, the Surviving Corporation and their respective affiliates, each Continuing Employee’s service with Obagi or any of its subsidiaries shall be treated for all purposes as service with VPI, the Surviving Corporation and their respective affiliates.

Stockholders Meeting. The Merger Agreement provides that, if the adoption of the Merger Agreement by Obagi’s stockholders is required by law, as promptly as reasonably practicable following clearance with the SEC of Obagi’s proxy statement, Obagi will duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving the Merger Agreement. Subject to the no solicitation provisions of the Merger Agreement, the Obagi Board shall recommend to the stockholders of Obagi that they adopt the Merger Agreement, and shall include such recommendation in the proxy statement. VPI has agreed to vote, and cause its subsidiaries to vote, all Shares owned by VPI and its subsidiaries in favor of the adoption of the Merger Agreement.

If, however, after the consummation of the Offer and any exercise of the Top-Up Option, the number of Shares beneficially owned by VPI, the Purchaser and their respective subsidiaries collectively represent at least

90% of the Shares, VPI shall cause the Purchaser to, and Obagi shall execute and deliver such documents and instruments and take such other actions as VPI or the Purchaser may reasonably request in order to, cause the Merger to be completed as promptly as reasonably practicable in accordance with Section 253 of the DGCL, without a meeting of Obagi’s stockholders for the purpose of approving the Merger Agreement, and otherwise as provided in the Merger Agreement.

No Solicitation Provisions. The Merger Agreement contains provisions prohibiting each of Obagi and its subsidiaries, as well as their respective directors, officers, consultants, legal counsel, financial advisors and authorized agents, from directly or indirectly:

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soliciting, initiating, facilitating or encouraging, or taking any other action which would reasonably be expected to facilitate, any inquiries or proposals that constitute, or which would reasonably be expected to lead to, a Takeover Proposal (as defined in this Section 12 below);

•	participating in any discussions or negotiations with any third party regarding any Takeover Proposal;

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approving any transaction under, or any person (other than VPI or the Purchaser) becoming an “interested stockholder” under, Section 203 of the DGCL (except in connection with the transactions provided for in the Merger Agreement); or

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entering into any merger or other agreement, agreement in principle, letter of intent, term sheet, joint venture agreement, partnership agreement or other similar instrument constituting or related to any Takeover Proposal.

The Merger Agreement provides that Obagi is required to, and is required to cause its subsidiaries and its representatives to, immediately cease and cause to be terminated any discussions or negotiations with any person conducted before the date of the Merger Agreement with respect to a Takeover Proposal. Further, Obagi is required to, and is required to cause its subsidiaries and its representatives to, use reasonable best efforts to obtain the return from all such persons or cause the destruction of all copies of confidential information previously provided within one year prior to the date of the Merger Agreement to such parties by Obagi, its subsidiaries or representatives in connection with exploring a sale of Obagi.

Subject to the provisions of the Merger Agreement, if prior to the Acceptance Time, the Obagi Board receives an unsolicited, bona fide written Takeover Proposal made after the date of the Merger Agreement but prior to the Acceptance Time and the Obagi Board determines in its good faith judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that such Takeover Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined in this Section 12 below), then if a majority of the Obagi Board determines (after consultation with outside counsel) that it is necessary to take the following actions in order to comply with its fiduciary duties to the stockholders of Obagi, Obagi may take such actions at any time prior to the Acceptance Time (but in no event after the Acceptance Time) and after providing VPI not less than forty eight hours prior written notice of such determination by the Obagi Board:

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furnish information with respect to Obagi and its subsidiaries to the person making such Takeover Proposal, but only after such person enters into a customary confidentiality agreement with terms substantially similar to, and with a standstill not less restrictive than, and other provisions not less restrictive (other than in an immaterial respect) than, those contained in the confidentiality agreement dated February 27, 2013 between Obagi and VPI as it may be amended from time to time (the “Confidentiality Agreement”); provided, that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with Obagi and (2) Obagi provides VPI, in accordance with the terms of the Confidentiality Agreement, any non-public information with respect to Obagi furnished to such other Person which was not previously furnished to VPI prior to the time it is provided to such other Person, which information shall be treated in accordance with the terms of the Confidentiality Agreement; and

•	participate in discussions and negotiations with such Person regarding such Takeover Proposal.

The Merger Agreement also provides that Obagi will promptly advise VPI, orally and in writing (and in any case within twenty four hours of knowledge of receipt) of the receipt by Obagi of any Takeover Proposal or of any inquiry that would reasonably be expected to lead to any Takeover Proposal. In such notice to VPI, Obagi must indicate the identity of the person making, and the terms and conditions of, such Takeover Proposal. Also, Obagi must include with such notice copies of any written materials received from or on behalf of such person relating to such Takeover Proposal. Thereafter, Obagi shall promptly keep VPI reasonably informed of all material developments affecting the status and terms of any such Takeover Proposal (and Obagi shall provide VPI promptly after receipt or delivery thereof with copies of any additional written materials received that relate to such Takeover Proposal) and of the status of any such discussions or negotiations.

The Merger Agreement prohibits the Obagi Board or any committee thereof from:

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withdrawing or modifying, or proposing publicly to withdraw or modify, in a manner adverse to VPI or the Purchaser, the recommendation by the Obagi Board that stockholders of Obagi accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and adopt the Merger Agreement (the “Obagi Board Recommendation); or approving, recommending or declaring advisable, or proposing publicly to approve, recommend or declare advisable, any Takeover Proposal or take any action or make any public statement inconsistent with the Obagi Board Recommendation (any action described in this bullet being referred to as an “Obagi Adverse Recommendation Change”); or

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approving or recommending, or proposing publicly to approve or recommend, or causing or authorizing Obagi or any of its subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement constituting or related to, or that is intended to or reasonably expected to lead to, any Takeover Proposal (other than a confidentiality agreement entered into in accordance with the no solicitation provisions of the Merger Agreement) (each, an “Obagi Acquisition Agreement”).

Notwithstanding anything in the Merger Agreement to the contrary, (i) the Obagi Board may withdraw or modify the Obagi Board Recommendation, or recommend a Takeover Proposal, if the Obagi Board determines in its good faith judgment, after consulting with outside counsel, that the failure to make such withdrawal, modification or recommendation would be inconsistent with the Obagi Board’s fiduciary duties to Obagi’s stockholders under the DGCL and (ii) if the Obagi Board receives after March 19, 2013 but before the Acceptance Time an unsolicited, bona fide written Takeover Proposal that the Obagi Board determines in its good faith judgment (after consultation with outside counsel and a financial advisor of national reputation) constitutes a Superior Proposal, the Obagi Board may, in response to such Superior Proposal and after the expiration of the five business day period described below (but in no event later than the Acceptance Time), enter into an Obagi Acquisition Agreement with respect to such Superior Proposal if Obagi shall have, concurrently with entering into such Obagi Acquisition Agreement, terminated the Merger Agreement and paid the required Termination Fee, but only after the fifth business day following VPI’s receipt of written notice from Obagi advising VPI that the Obagi Board is prepared to enter into an Obagi Acquisition Agreement with respect to such Superior Proposal, which notice shall specify the material terms of the applicable Takeover Proposal, identify the Person making such Superior Proposal, and include copies of any written materials relating to such Takeover Proposal (the “Obagi Notice of Adverse Recommendation”), and terminate the Merger Agreement, if, and only if, during such five business day period, Obagi and its representatives shall have, if requested by VPI, negotiated in good faith with VPI and VPI’s representatives to make such adjustments in the terms of the Merger Agreement as would enable VPI to proceed with the transactions on such adjusted terms and, at the end of such five business day period, after taking into account any such adjusted terms as may have been proposed by VPI since its receipt of such written notice, the Obagi Board has again in good faith made the determination referred to above. To the extent any five business day period described in the preceding sentence would expire after the Acceptance Time, the Acceptance Time shall be automatically extended such that it will occur on the first business day after the expiration of such five business day period. In the event of any material change to the terms of a Superior Proposal, Obagi shall, in each case, make the determination referred to above in clause (ii), including the delivery of a new Obagi Notice of Adverse Recommendation and the commencement of a new five business day period.

The Merger Agreement does not prohibit the Obagi Board from taking and disclosing to Obagi’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or making any disclosure to its stockholders required pursuant to the rules and regulations of the SEC if the Obagi Board determines, in its good faith judgment, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties or applicable law.

As used in the Merger Agreement, a “Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than VPI and its subsidiaries, relating to any:

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direct or indirect acquisition of assets of Obagi and its subsidiaries equal to 15% or more of Obagi’s consolidated assets or to which 15% or more of Obagi’s revenues or earnings on a consolidated basis are attributable;

•	direct or indirect acquisition of 15% or more of any class of equity securities of Obagi or any of its subsidiaries; or

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tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of Obagi or any of its subsidiaries or of any resulting VPI company of Obagi, other than the transactions contemplated by the Merger Agreement (the “Transactions”).

As used in the Merger Agreement, a “Superior Proposal” means a bona fide written offer, that did not arise from a breach of the no solicitation provision of the Merger Agreement, obtained after the date of the Merger Agreement but prior to the Acceptance Time, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of Obagi or all or substantially all of the assets of Obagi and its subsidiaries on a consolidated basis, made by a third party, with no financing condition, which the Obagi Board determines in its good faith judgment (after consultation with outside counsel and a financial advisor of national reputation) to be (a) more favorable to the stockholders of Obagi from a financial point of view than the Offer and the Merger, taking into account all relevant factors and (b) reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects and terms of such proposal and the third party.

Guarantee of Valeant. The Merger Agreement provides that Valeant guarantees unconditionally VPI and the Purchaser’s payment obligations in and performance under the Merger Agreement. This guarantee applies regardless of waivers or extensions to the Merger Agreement whether or not Valeant received notice of the same.

Indemnification and Insurance. The Merger Agreement provides that VPI and the Purchaser agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees of Obagi or its subsidiaries as provided in their respective certificate of incorporation or bylaws or other organization documents or in any agreement shall survive the Merger and shall continue in full force and effect. The Merger Agreement provides that, for a period of six years from the Effective Time, VPI and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of Obagi’s and any of its subsidiaries’ certificate of incorporation and bylaws or similar organization documents in effect immediately prior to the Effective Time. Further, VPI and the Surviving Corporation shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of Obagi or any of its subsidiaries.

The Merger Agreement also provides that VPI and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless and advance funds in respect of each thereof, each current and former director, officer or employee of Obagi or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened action, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time. For a period of six years from the Effective Time, VPI shall cause to be maintained in effect Obagi’s current policies of directors’ and officers’ liability insurance maintained by Obagi and its subsidiaries with respect to matters arising on or before the Effective Time. However, after the Effective Time, VPI is not be required to pay annual premiums in excess of 300% of the last annual premium paid by Obagi prior to the date of the Merger Agreement in respect of the coverages required to be obtained pursuant thereto.

The Merger Agreement provides that Obagi may purchase prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by Obagi and its subsidiaries with respect to matters arising on or before the Effective Time. If such “tail” prepaid policy has been obtained by Obagi prior to the Effective Time, VPI shall cause such policy to be maintained in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance under the Merger Agreement.

Reasonable Best Efforts. The Merger Agreement requires VPI, the Purchaser and Obagi to cooperate and use their reasonable best efforts to promptly:

•

take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents required under applicable antitrust laws;

•

obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the Transactions;

•	execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Merger Agreement; and

•	subject to the no solicitation provisions of the Merger Agreement, make solicitations and recommendations to the holders of Shares for purposes of causing the Minimum Condition to be satisfied.

The Merger Agreement further provides that VPI and Obagi each shall, in consultation and cooperation with the other and as promptly as practicable and without undue delay: (i) no later than March 26, 2013, file a Notification and Report Form pursuant to the HSR Act with respect to the Transactions and use its reasonable best efforts to take, or cause to be taken, all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable; (ii) file all appropriate filings required under any Non-U.S. Antitrust Law; and (iii) file all other appropriate filings required by any other Governmental Authority. Obagi shall use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar law is or becomes applicable to any of the Transactions and (y) if any state takeover statute or similar law becomes applicable to any of the Transactions, take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise minimize the effect of such law on such transactions.

The Merger Agreement requires that VPI, the Purchaser and Obagi supply as promptly as reasonably practicable any additional information and documentary material that may be requested by any governmental authority, and upon the terms and subject to the conditions of the Merger Agreement, cause each of their subsidiaries to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any applicable antitrust law so as to enable the parties to the Merger Agreement to close the Transactions as promptly as practicable, and in any event prior to September 19, 2013. Neither VPI, the Purchaser, their subsidiaries nor any of their respective affiliates shall be required to take any action (including, without limitation, divesting or licensing or otherwise restricting use or operation of assets, properties or businesses of either Obagi, VPI or any of their respective subsidiaries) that would materially impair the overall benefits expected to be realized from the consummation of the transactions. In addition, neither Obagi nor any Obagi subsidiary or affiliate shall agree to take any action that would materially impair the overall benefits expected to be realized from the consummation of the transactions without the prior written consent of VPI.

The Merger Agreement also requires VPI and Obagi to, among other things, (i) furnish to the other party such necessary information and reasonable assistance as requested in connection with its preparation of any filing or submission necessary under the HSR Act, any non-U.S. antitrust law or otherwise required by a governmental authority regarding the Transactions; (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with any governmental authority regarding the Transactions and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection therewith; (iii) unless prohibited by applicable law or by the applicable governmental authority, and to the extent reasonably practicable (A) notify the other of meetings with any governmental authority regarding the Transactions and generally not participate in such meetings without the other, (B) cooperate in substantive filings or other written communications regarding the Transactions, and (C) furnish the other party with copies of all filings, submissions, correspondence and communications with any U.S. or foreign governmental authority regarding the Transactions and (D) comply with any inquiry or information or document request from any U.S. or foreign governmental authority as promptly as reasonably practicable.

Litigation. Obagi shall give VPI (i) prompt notice of, and copies of all pleadings and correspondence relating to, any action against Obagi or any of its directors or officers by any of Obagi’s stockholders arising out of or relating to the Merger Agreement or the transactions and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such stockholder action. Obagi shall not, except with the prior written consent of VPI (which shall not be unreasonably withheld or delayed), settle or offer to settle any such stockholder action.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each of VPI, the Purchaser and Obagi to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable law) on or prior to the closing of the Merger of the following conditions:

•	if required by the DGCL, the Merger Agreement shall have been adopted and the Merger approved by the requisite vote of the stockholders of Obagi;

•

no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal;

•	the Purchaser shall have accepted for purchase and paid for the Shares validly tendered and not withdrawn pursuant to the Offer; and

•

Obagi shall have delivered to VPI an affidavit, signed under penalties of perjury, that Obagi is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, dated as of the closing of the Merger and in the form specified in the Merger Agreement.

Termination. The Merger Agreement may be terminated and the Offer and the Merger abandoned at any time prior to the Acceptance Time:

•	by the mutual written consent of Obagi and VPI duly authorized by the Obagi Board and the Board of Directors of VPI; or

•	by either of Obagi or VPI:

•

if any Restraint having the effect of enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal has become final and nonappealable, unless such Restraint was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

•

if the Offer shall have expired pursuant to its terms without any Shares being purchased therein, unless such party’s failure to perform any of its obligations under the Merger Agreement resulted in the failure of the Purchaser to purchase Shares in the Offer;

•

if no Shares shall have been purchased pursuant to the Offer on or before September 19, 2013, unless such party whose failure to perform any of its obligations under the Merger Agreement resulted in the failure of the Offer to be so consummated by September 19, 2013; or

•	by Obagi:

•

if the Purchaser shall have failed to commence the Offer within ten business days of the date of the Merger Agreement and such failure is not cured within ten business days following receipt of written notice of such failure from Obagi, unless Obagi is in material breach of Article I of the Merger Agreement;

•

if concurrently Obagi enters into a definitive Obagi Acquisition Agreement providing for a Superior Proposal in accordance with the no solicitation provision of the Merger Agreement; provided, that prior to or simultaneously with entering such Obagi Acquisition Agreement Obagi shall have paid or caused to be paid the Termination Fee to VPI and Obagi shall have also complied with all the other requirements of the “no solicitation” provision of the Merger Agreement;

•

if VPI or the Purchaser breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, or any such representation or warranty shall have become untrue or incorrect on any date subsequent to the date of the Merger Agreement, in any such case, which such breach or failure to perform (i) has had and would reasonably be expected to have, individually or in the aggregate, the effect of preventing or materially delaying or materially impairing the ability of VPI or the Purchaser to consummate the Merger and the other transactions (a “VPI Material Adverse Effect”); and (ii) is not curable or has not been cured before the earlier of September 19, 2013 or twenty calendar days following receipt of written notice of such breach or failure to perform; or

•	by VPI:

•

if (A) an Obagi Adverse Recommendation Change shall have occurred or (B) following the public announcement of a Takeover Proposal or the commencement of a tender offer or exchange offer for Shares, the Obagi Board has failed to publicly confirm the Obagi Board Recommendation (and, in the case of a tender offer or exchange offer, failed to publicly recommend that the holders of Obagi Shares reject such tender offer or exchange offer) upon VPI’s written request within ten business days after receipt of any such request (or, in the case of a tender or exchange offer, such commencement) (or, if September 19, 2013 is fewer than ten business days after Obagi’s receipt of such request from VPI or, in the case of a tender or exchange offer, the commencement, then by the close of business on the business day immediately preceding September 19, 2013);

•

if Obagi breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement or any such representation or warranty shall have become untrue or incorrect on any date subsequent to the date of the Merger Agreement to the extent that, in any such case, such breach or failure to perform (A)(i) would give rise to an Obagi Material Adverse Effect or (ii) cause a breach of certain representations, warranties or covenants as described in Section 15—“Conditions of the Offer” and (B) is not curable or has not been cured before the earlier of September 19, 2013 or twenty calendar days following receipt of written notice of such breach or failure to perform;

•	prior to the Expiration Date, if Obagi shall have materially breached the no solicitation provisions of the Merger Agreement; or

•

prior to the Expiration Date, if on any then scheduled Expiration Date of the Offer, VPI is not required to extend the Offer pursuant to the Merger Agreement and any of the conditions described in Section 15—“Conditions of the Offer” have not have been satisfied.

Termination Fee. The Merger Agreement contemplates that a termination fee of $16,172,214 (the “Termination Fee”) will be payable by Obagi to VPI under any of the following circumstances:

•

(A) a Takeover Proposal shall have been made directly to the Obagi Board or Obagi’s stockholders, any person has publicly announced an intention to make such a Takeover Proposal or such a Takeover Proposal otherwise becomes publicly known, and thereafter, (B) the Merger Agreement is terminated by Obagi or VPI because the Offer has expired pursuant to its terms without any Shares being purchased therein or because no Shares have been purchased pursuant to the Offer on or before September 19, 2013 and (C) Obagi enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within twelve months of the date the Merger Agreement is terminated;

•

(A) a Takeover Proposal shall have been made to the Obagi Board or Obagi’s stockholders, any person shall have publicly announced an intention to make such a Takeover Proposal or such a Takeover Proposal otherwise becomes publicly known, and thereafter, (B) the Merger Agreement is terminated by VPI because Obagi breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement or materially breaches the no solicitation provisions of the Merger Agreement and (C) Obagi enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within twelve months of the date the Merger Agreement is terminated;

•

the Agreement is terminated by VPI because (i) an Obagi Adverse Recommendation Change shall have occurred or (ii) following the public announcement of a Takeover Proposal or the commencement of a tender offer or exchange offer for Shares, the Obagi Board has failed to publicly confirm the Obagi Board Recommendation (and, in the case of a tender offer or exchange offer, failed to publicly recommend that the holders of Obagi Shares reject such tender offer or exchange offer) upon VPI’s written request within ten business days after receipt of any such request (or, in the case of a tender or exchange offer, such commencement) (or, if September 19, 2013 is fewer than ten business days after Obagi’s receipt of such request from VPI or, in the case of a tender or exchange offer, the commencement, by the close of business on the business day immediately preceding September 19, 2013); or

•	the Merger Agreement is terminated by Obagi because Obagi has entered into a definitive Obagi Acquisition Agreement providing for a Superior Proposal in accordance with the Merger Agreement.

For the purposes of determining whether Obagi must pay the Termination Fee to VPI, “Takeover Proposal” has the meaning described in this Section 12 above except that all references to 15% shall be deemed references to 50%.

In the event that the Merger Agreement is terminated by VPI if Obagi breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement or any such representation or warranty shall have become untrue or incorrect on any date subsequent to the date of the Merger Agreement to the extent that, in any such case, such breach or failure to perform (A)(i) would give rise to an Obagi Material Adverse Effect or (ii) cause a breach of certain representations, warranties or covenants as described in Section 15—“Conditions of the Offer” and (B) is not curable or has not been cured before the earlier of September 19, 2013 or twenty calendar days following receipt of written notice of such breach or failure to perform (and no Termination Fee is payable by Obagi pursuant to the termination provisions of the Merger Agreement), then Obagi shall pay VPI a fee equal to VPI’s documented out-of-pocket fees and expenses incurred in connection with the Merger Agreement and the transactions, three business days after the date of such termination of the Merger Agreement as referred to in this sentence; provided, that the foregoing shall not limit any liability of Obagi or damages or other remedy to which VPI may be entitled as a result of any willful breach of the Merger Agreement by Obagi. Obagi will not be obligated to make a payment pursuant to this section of the Merger Agreement if Obagi has paid or is required to pay the Termination Fee, and any fees paid by Obagi under this section of the Merger Agreement will be credited against any the Termination Fee to the extent that such fee subsequently becomes payable by Obagi.

In the event that the Merger Agreement is terminated by Obagi due to a breach by VPI or the Purchaser of any representations, warranties or covenants that has had and would reasonably be expected to have, individually or in the aggregate, a VPI Material Adverse Effect that is not curable or has not been cured before the earlier of September 19, 2013 or 20 calendar days following receipt of written notice of such breach or failure to perform, then VPI shall pay Obagi a fee equal to Obagi’s documented out-of-pocket fees and expenses incurred in connection with the Merger Agreement and the transactions, three business days after the date of such termination of the Agreement as referred to in this sentence; provided, that the foregoing shall not limit or be deemed to limit any liability of VPI or damages or other remedy to which Obagi may be entitled as a result of any willful breach of the Merger Agreement by VPI.

Amendment or Supplement. At any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects, whether before or after approval of any of the transactions contemplated thereby, by the stockholders of Obagi, by written agreement of the parties thereto authorized by action taken by their respective boards of directors. However, following approval of the Transactions by the stockholders of Obagi, if required, there shall be no amendment or change to the provisions of the Merger Agreement which by law would require further approval by the stockholders of Obagi without such approval.

13. Purpose of the Offer; Plans for Obagi.

Purpose of the Offer. The purpose of the Offer and the Merger is for VPI, through the Purchaser, to acquire control of, and the entire equity interest in, Obagi. Pursuant to the Merger, VPI will acquire all outstanding Shares not tendered and purchased pursuant to the Offer, the Top-Up Option or otherwise. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable. After completion of the Offer and the Merger, Obagi will be a wholly owned subsidiary of VPI.

Stockholders of Obagi who tender their Shares into the Offer will cease to have any equity interest in Obagi or any right to participate in its earnings and future growth after the Acceptance Time. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Obagi. On the other hand, after tendering their Shares into the Offer or the subsequent Merger, stockholders of Obagi will not bear the risk of any decrease in the value of Obagi’s stock.

Statutory Requirements. In general, under the DGCL, a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and the approval of such agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation’s certificate of incorporation or in the case of a short-form merger as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote of Obagi’s stockholders representing at least a majority of all outstanding Shares is required in order to adopt the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon consummation of the Offer, the Purchaser would own Shares sufficient to enable it to satisfy the stockholder approval requirement to approve the Merger.

The DGCL also provides that if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Obagi stockholder.

Plans for Obagi. Assuming the Purchaser purchases a majority of the outstanding Shares (on a fully diluted basis) pursuant to the Offer, VPI is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the Obagi Board. See “The Transaction Agreements—The Merger Agreement—Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer” above. At the Effective Time, the Certificate of Incorporation and the Bylaws of the Surviving Corporation shall be amended to read as the Certificate of Incorporation and the Bylaws of the Purchaser read immediately prior to the Effective Time until thereafter changed or amended in accordance with applicable law. The Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their successors have been elected or appointed. See “The Transaction Agreements—The Merger Agreement—Organizational Documents, Directors and Officers of the Surviving Corporation” above.

VPI and the Purchaser are conducting a detailed review of Obagi and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. VPI and the Purchaser will continue to evaluate the business and operations of Obagi during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, VPI intends to review such information as part of a comprehensive review of Obagi’s business, operations, capitalization and management with a view to optimizing development of Obagi’s potential in conjunction with Obagi’s or VPI’s existing businesses. Possible changes could include changes in Obagi’s business, corporate structure, charter, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and VPI, the Purchaser and, after completion of the Offer and the Merger, the reconstituted Obagi Board reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Valeant, VPI and the Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Obagi, the disposition of securities of Obagi, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Obagi or its subsidiaries or the sale or transfer of a material amount of assets of Obagi or its subsidiaries.

14. Dividends and Distributions.

The Merger Agreement provides that between the date of the Merger Agreement and the Effective Time, except in the ordinary course of business consistent with past practice, Obagi shall not, and shall not permit any of its subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Obagi or its subsidiaries).

15. Conditions of the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, subject to the rules and regulations of the SEC, may delay the acceptance for payment of or payment for Shares, if at any scheduled Expiration Date of the Offer:

•	there shall not have been validly tendered (not including Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Date) and not withdrawn a number of Shares that, together with the Shares, if any, then owned by VPI, the Purchaser or any of their respective Subsidiaries, would represent more than a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that Obagi would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise) (the “Minimum Condition”);

•

any applicable waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable foreign antitrust, competition or similar Law shall not have expired or been terminated;

•	any of the following conditions shall exist:

•

(A) there shall be any Restraint in effect preventing or prohibiting the consummation of the Offer or the Merger or (B) there shall be pending any Action initiated or brought by any Governmental Authority seeking to enjoin, restrain, prohibit or otherwise prevent the consummation of the Offer or the Merger or to impose limitations on the ownership of the capital stock or the business of Obagi by VPI or the Purchaser or seeking any action that is not required to be undertaken pursuant to the terms of the Merger Agreement;

•

(A)(i) since the date of the Merger Agreement, there shall have occurred any event, change, circumstance, occurrence, effect or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Obagi Material Adverse Effect or (ii)(1) any representation or warranty of Obagi set forth in Section 4.2 (Capitalization) of the Merger Agreement shall not be true and correct in all but de minimis respects, (2) any representation or warranty of Obagi set forth in Section 4.1 (Qualification, Organization, Subsidiaries, Etc.), Section 4.3 (Authority; Noncontravention; Voting Requirements), Section 4.19 (Opinion of Financial Advisor) or Section 4.21 (Brokers and Other Advisors) of the Merger Agreement shall not be true and correct in all respects (other than immaterial inaccuracies) and (3) any representation or warranty of Obagi set forth in Article IV of the Merger Agreement (other than the representations and warranties referred to in the foregoing clauses (1) and (2)) shall not be true and correct, other than for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, an Obagi Material Adverse Effect, in each case with respect to the foregoing clauses (1), (2) and (3), as of the date of the Merger Agreement and as of such scheduled Expiration Date of the Offer, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date); (B) Obagi shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it; or (C) VPI and the Purchaser shall have failed to receive a certificate of an executive officer of Obagi, dated as of the scheduled Expiration Date of the Offer, to the effect that none of the conditions set forth in the foregoing clauses (A) and (B) shall exist; or

•

the Merger Agreement shall have been terminated in accordance with its terms or shall have been amended in accordance with its terms to provide for such termination or amendment of the Offer (the “Termination Condition”).

The foregoing conditions are for the sole benefit of the Purchaser and VPI and may be asserted by the Purchaser or VPI regardless of the circumstances giving rise to such condition, in whole or in part at any applicable time or from time to time in their sole discretion prior to the expiration of the Offer, and all conditions (except for the Minimum Condition) may be waived by VPI or the Purchaser in their sole discretion in whole or in part at any applicable time or from time to time, in each case upon the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of VPI or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Capitalized terms used in this Section 15 and not otherwise defined shall have the respective meanings assigned thereto in the Merger Agreement.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as otherwise set forth in this Offer to Purchase, based on VPI’s and the Purchaser’s review of publicly available filings by Obagi with the SEC and other information regarding Obagi, VPI and the Purchaser are not aware of any licenses or other regulatory permits that appear to be material to the business of Obagi and that might be adversely affected by the acquisition of Shares by the Purchaser or VPI pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by the Purchaser or VPI pursuant to the Offer. In addition, except as set forth below, VPI and the Purchaser are not aware of any filings, approvals or other actions by or with any Governmental Entity or administrative or regulatory agency that would be required for VPI’s and the Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, VPI and Purchaser currently expect that such approval or action, except as described below under “State Takeover laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Obagi’s or VPI’s business or that certain parts of Obagi’s or VPI’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 15—“Conditions to the Offer.”

Legal Proceedings. The following complaints have been filed in connection with the transactions contemplated by the Merger Agreement: (i) a complaint in the Court of Chancery of the State of Delaware, dated March 22, 2013, captioned Michael Rubin v. Obagi Medical Products, Inc., et al.; and (ii) a complaint in the Superior Court of the State of California, dated March 22, 2013, captioned Gary Haas v. Obagi Medical Products, Inc., et al. Each complaint is a purported shareholder class action and names as defendants Obagi and the members of the Obagi Board. The complaint filed in California also names Parent and Purchaser as defendants. The plaintiffs’ allegations in each action are substantially similar. The plaintiffs allege that the members of the Obagi Board breached their fiduciary duties to Obagi’s stockholders in connection with the sale of the company, and the California complaint further alleges that Obagi, Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their purported claims, the plaintiffs allege that the proposed transaction between Obagi and Purchaser undervalues the company, involves an inadequate sales process and includes preclusive deal protection devices. The plaintiffs seek to obtain damages and to enjoin the transaction. The plaintiffs also seek attorneys’ and expert fees and costs. Obagi believes that the plaintiffs’ purported claims in each complaint lack merit and intends to contest them vigorously.

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to VPI by virtue of the Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties filed such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on March 25, 2013. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the 15th calendar day after the filing by VPI, unless earlier terminated by the FTC and the Antitrust Division or VPI receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of VPI’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with VPI’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although Obagi is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Obagi’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of the Shares in the Offer and the Merger. At any time before or after the Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger or (3) the divestiture of substantial assets of VPI, Obagi or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 15—“Conditions to the Offer.”

VPI and Obagi also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which VPI and Obagi are engaged, VPI and the Purchaser believe that the only mandatory antitrust premerger notification filing required outside the United States is a filing required to be made in Ukraine.

Purchaser and Obagi have business interests in Ukraine. Ukrainian antimonopoly law requires that acquisitions involving parties with aggregate worldwide and Ukrainian assets or sales that exceed specified thresholds be approved by the Antimonopoly Committee of Ukraine (the “AMC”) before such acquisitions can be consummated. Valeant and Obagi submitted a joint application with respect to VPI’s proposed acquisition of, and the Purchaser’s merger with, Obagi to the AMC on March 26, 2013. Under Ukrainian law, the AMC has a 15-day period to review the application for completeness and an additional 30-day period for review of the acquisition. The AMC may take an additional three months to further investigate the merits of the acquisition.

Based upon an examination of publicly available and other information relating to the businesses in which Obagi is engaged, VPI and the Purchaser believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, VPI and the Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15—”Conditions to the Offer.”

Stockholder Approval. Obagi has represented in the Merger Agreement that the execution, delivery and performance of the Merger Agreement by Obagi and the consummation by Obagi of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of Obagi, and no other corporate proceedings on the part of Obagi are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger (other than, with respect to the Merger, the adoption of the Merger Agreement by the holders of a majority of the then-outstanding Shares, if and to the extent required by applicable law, and the filing and recordation of the Certificate of Merger and other documents as required by the DGCL). As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. According to Obagi’s certificate of incorporation, the Shares are the only securities of Obagi that entitle the holders thereof to voting rights. If, following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of Obagi. VPI and Purchaser have agreed pursuant to the Merger Agreement that they will cause all Shares then owned by them and their subsidiaries to be voted in favor of the adoption of the Merger Agreement and approval of the Merger.

Short-Form Merger. The DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, the Purchaser directly or indirectly owns at least 90% of the outstanding Shares, VPI could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to, effect the Merger without prior notice to, or any action by, any other stockholder of Obagi if permitted to do so under the DGCL.

State Takeover laws. A number of states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Obagi has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date.

Obagi has represented to us in the Merger Agreement that the Obagi Board (at a meeting or meetings duly called and held) has approved, for purposes of the DGCL and any other “interested stockholder” or other similar statute or regulation that might be deemed applicable, the Offer, the Merger, the Merger Agreement and the other agreements and transactions referred to therein and the transactions contemplated thereby. The Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger, the Merger Agreement and the other agreements and transactions referred to therein, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—”Conditions to the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares into the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be the same, more or less than the price that we are offering to pay you in the Offer. Shares issued pursuant to the Top-Up Option will not be considered in any statutory appraisal action.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither VPI nor the Purchaser believes that Rule 13e-3 will be applicable to the Merger.

17. Fees and Expenses.

Valeant, VPI and the Purchaser have retained D.F. King & Co., Inc. to be the Information Agent (the “Information Agent”) and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Valeant, VPI nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Valeant, VPI and the Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 11—“Certain Information Concerning Valeant, VPI and the Purchaser—Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of Obagi’s stockholders. Any solicitation that the Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Valeant, VPI, the Purchaser, Obagi or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

No person has been authorized to give any information or to make any representation on behalf of Valeant, VPI or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Valeant Pharmaceuticals International, Inc.

Valeant Pharmaceuticals International

Odysseus Acquisition Corp.

March 26, 2013

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

VALEANT, VPI AND THE PURCHASER

1. Directors and Executive Officers of VPI and the Purchaser. The name, country of citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of VPI and the Purchaser and certain other information are set forth below. The business address of each such director and executive officer is c/o Valeant Pharmaceuticals International, Inc., 4787 Levy Street, Montreal, Quebec, Canada, H4R 2P9, and the current phone number is 514-744-6792.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mr. J. Michael Pearson Canada Director of VPI, President of VPI, Director of the Purchaser and President and CEO of the Purchaser	Mr. Pearson has been the Chief Executive Officer (“CEO”) of Valeant and serving on the board of directors of Valeant since September 2010 and the Chairman of the Board since March 2011. He is President of VPI and a member of the board of directors of VPI. He is President and CEO of the Purchaser and a member of the board of directors of the Purchaser. From February 2008 to September 2010, he was the chairman of the board and CEO of VPI. Prior to that, Mr. Pearson served on the board of directors of McKinsey & Company (“McKinsey”), located at 55 East 52nd Street, 21st Floor, New York, NY 10022, United States, until he left to join VPI. He joined McKinsey in 1984, and over a 23-year career, he worked with leading CEOs and was an integral driver of major turnarounds, acquisitions, and corporate strategy. Within McKinsey, Mr. Pearson held various positions, including head of its global pharmaceutical practice and head of its mid-Atlantic region.

Mr. Howard B. Schiller United States Director of VPI, Executive Vice President and CFO of VPI, Director of the Purchaser and Treasurer of the Purchaser	Mr. Schiller has been the Chief Financial Officer (“CFO”) of Valeant since December 2011 and has been serving on the board of directors of Valeant since September 2012. He is Executive Vice President and CFO of VPI and a member of the board of directors of VPI. He is Treasurer of the Purchaser and a member of the board of directors of the Purchaser. Mr. Schiller joined VPI following a 24-year career at Goldman Sachs, a global investment banking firm, located at 200 West Street New York, NY 10282. From 2009 to 2010, Mr. Schiller was the chief operating officer for the Investment Banking Division of Goldman Sachs, responsible for the management and strategy of the business. From 2003 to 2009, he was responsible for the global healthcare, consumer products, retail, industrial and natural resource businesses in the Investment Banking Division of Goldman Sachs. During his 24 years at Goldman Sachs, he advised large multinational companies on strategic transactions, financings, restructuring and leveraged buyouts.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mr. Robert R. Chai-Onn United States and Jamaica Director of VPI, Executive Vice President, General Counsel and Corporate Secretary of VPI, Director of the Purchaser and Secretary of the Purchaser	Mr. Chai-Onn has been Executive Vice President, General Counsel and Corporate Secretary of Valeant since September 2010 and effective March 28, 2012 he became Executive Vice President, General Counsel, Corporate Secretary and Corporate Business Development of Valeant. He is Executive Vice President, General Counsel and Corporate Secretary of VPI and a member of the board of directors of VPI. He is Secretary of the Purchaser and a member of the board of directors of the Purchaser. From 2004 to September 2010, Mr. Chai-Onn was Vice President, Assistant General Counsel at VPI.

2. Directors and Executive Officers of Valeant. The name, country of citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Valeant and certain other information are set forth below. The business address of each such director and executive officer is c/o Valeant Pharmaceuticals International, Inc., 4787 Levy Street, Montreal, Quebec, Canada, H4R 2P9, and the current phone number is 514-744-6792.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mr. Ronald H. Farmer Canada Director	Mr. Farmer has been serving on the board of directors of Valeant since August 2011. Since 2003, Mr. Farmer has been the Managing Director of Mosaic Capital Partners, a Toronto-based holding company, located at 6300 Northam Drive, Mississauga, ON, Canada, L4V 1H7, with interests in several private companies in Canada and the United States. Mr. Farmer is also Director Emeritus of McKinsey where he spent 25 years in the Toronto and New York offices, located at 110 Charles Street West, Toronto, ON, Canada, M5S 1K9, and 55 East 52nd Street, 21st Floor, New York, NY 10022, respectively, prior to his retirement in 2003. At McKinsey, he worked with leading global corporations in a variety of industries on strategy and organization challenges and held a number of leadership positions, including serving as a Managing Partner of the Canadian practice from 1991 to 1997 and co-leading its Global eBusiness practice. He served on McKinsey’s Shareholder Council (board of directors). Mr. Farmer is a director on several private company boards including Integran Technologies, located at 6300 Northam Drive, Mississauga, ON, Canada, L4V 1H7, and PowerMetal Technologies, located at 2726 Loker Avenue West, Carlsbad, CA 92010. He has also been a director of the Bank of Montreal, located at 100 King Street West, 1 First Canadian Place, Toronto, ON, Canada, M5X 1A1, since 2003 where he serves on the audit, nominating and governance, and human resources committees. He also serves on the Advisory Council of the Schulich School of Business, located at 4700 Keele Street, Toronto, ON, Canada, M3J 1P3. He is a former director of Afexa Life Sciences Inc., located at 4787 Levy Street, Montreal, QC, Canada, H4R 2P9.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mr. Robert A. Ingram United States Director	Mr. Ingram has been serving on the board of directors of Valeant since September 2010, was the Lead Director from September 2010 to December 2010, was the Chairman of the Board from December 2010 to March 2011 and is now Lead Director. Since January 2007, Mr. Ingram has been a general partner at Hatteras Venture Partners, a venture capital firm with a focus on biopharmaceuticals, medical devices, diagnostics and related opportunities in human medicine, located at 280 South Mangum Street, Suite 350, Durham, NC 27701. Since January 2010, he has served as a special advisor to the CEO of GlaxoSmithKline (“GSK”), located at 980 Great West Road, Brentford, Middlesex TW8 9GS. He served as Vice Chairman Pharmaceuticals of GSK from 2002 through 2009 and Chief Operating Officer and President of Pharmaceutical Operations, CEO of Glaxo Wellcome plc from October 1997 to December 2000 and chairman of the board of Glaxo Wellcome Inc., Glaxo Wellcome plc’s U.S. subsidiary, from January 1999 to December 2000. Mr. Ingram was President and CEO of Glaxo Wellcome Inc. from October 1997 to January 1999. Mr. Ingram is also a member of the Board of Advisors for the H. Lee Moffitt Cancer Center and Research Triangle Institute, located at 12902 Magnolia Drive, Tampa, FL 33612, as well as Chairman of the Board, Research Triangle Foundation of North Carolina, located at 12 Davis Drive, Research Triangle Park, NC 27709, and Glaxo North Carolina Foundation, located at 5 Moore Drive, Research Triangle Park, NC 27709. Mr. Ingram currently serves on the boards of Edwards Life Sciences Corporation (member of compensation committee), located at One Edwards Way, Irvine, CA 92614; CREE, Inc. (lead director, member of compensation committee and governance and nominations committee), located at 4600 Silicon Drive, Durham, NC 27703; and Elan Corporation, plc (chairman of the board), located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. He is a former director of Allergan Inc., located at 2525 Dupont Drive, Irvine, CA 92612; Misys plc, One Kingdom Street, Paddington, London, W2 6BL UK; Nortel Networks Corporation (“Nortel”), located at 5945 Airport Road, Suite 360, Mississauga, ON, Canada, L4V 1R9; Wachovia Corporation; OSI Pharmaceuticals, Inc.; Lowe’s Companies, located at 1000 Lowe’s Blvd., Mooresville, NC 28117; Pharmaceuticals Product Development Inc, 929 North Front Street, Wilmington, NC 28401-3331; and VPI.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mr. Theo Melas-Kyriazi United States Director	Mr. Melas-Kyriazi has been serving on the board of directors of Valeant since September 2010. He has been the Chief Financial Officer of Levitronix Technologies LLC, a worldwide leader in magnetically levitated bearingless motor technology, located at Technoparkstrasse 1 CH-8005 Zurich, Switzerland, since 2011, and served as the Chief Financial Officer of its affiliate, Levitronix LLC since 2006. He was the Chief Financial Officer of Thermo Electron Corporation, located at 81 Wyman Street, Waltham, MA 02451, from January 1999 through October 2004. Mr. Melas-Kyriazi was a Vice President of Thermo Electron Corporation during 1998, in charge of corporate strategy; he served as the CEO of Thermo Spectra Corporation, a publicly-traded majority-owned subsidiary of Thermo Electron, from 1994 to 1998, and was Treasurer of Thermo Electron Corporation and all of its publicly traded subsidiaries from 1988 to 1994. Mr. Melas-Kyriazi is a former director of VPI, Helicos BioSciences Corporation, located at One Kendall Square, Building 200, Cambridge, MA 02139; Cyberkinetics Neurotechnology Systems, Inc., located at 100 Foxborough Blvd., Suite 240, Foxborough, MA 02035; and Glenrose Instruments Inc., located at 45 First Avenue, Waltham, MA 02451.

Mr. G. Mason Morfit United States Director	Mr. Morfit has been serving on the board of directors of Valeant since September 2010. He is currently a partner and a member of the Management Committee of ValueAct Capital, a privately owned investment firm, located at 435 Pacific Avenue, 4th Floor, San Francisco, CA 94133. Prior to joining ValueAct Capital in January 2001, Mr. Morfit worked in equity research for Credit Suisse First Boston, located at One Federal Street, Boston, MA 02110, for more than two years, where he supported the senior healthcare services analyst, covering fifteen companies in the managed care and physician services industries. He is also a CFA charterholder. Mr. Morfit currently serves on the board of C.R. Bard, Inc., located at 730 Central Avenue, Murray Hill, NJ 07974. He is a former director of VPI, Afexa Life Sciences Inc., located at 4787 Levy Street, Montreal, QC, Candada, H4R 2P9; Immucor, Inc., located at 3130 Gateway Drive, Norcross, GA 30071; Advanced Medical Optics, Inc., located at 1700 E. St. Andrew Place, Santa Ana, CA 92705; MSD Performance, Inc., located at 1490 Henry Brennan Drive, El Paso, TX 79936; and Solexa, Inc., located at 5200 Illumina Way, San Diego, CA 92122.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Dr. Laurence E. Paul United States Director	Dr. Paul has been serving on the board of directors of Valeant since June 2002. He currently serves as President of The Louis Berkman Investment Company, a private investment company, located at 333 North Seventh Street, Steubenville, OH 43952, and as a managing principal of Laurel Crown Partners, LLC (“Laurel Crown”), located at 10940 Wilshire Boulevard, Suite 600, Los Angeles, CA 90024. In 2001, Dr. Paul became a founding principal of Laurel Crown, a leveraged buyout and principal investment company based in Los Angeles, California that is associated with The Louis Berkman Company. Prior to his work at Laurel Crown and its predecessor, Dr. Paul was a Managing Director at Donaldson, Lufkin, Jenrette, Inc. (“DLJ”), a New York-based securities and brokerage firm and then at Credit Suisse First Boston, located at Eleven Madison Avenue, New York, NY 10010-3629, after its purchase of DLJ. At DLJ, Dr. Paul was responsible for building and overseeing much of the firm’s efforts in the life sciences sector. Dr. Paul sits on the boards of Ampco-Pittsburgh Corporation, located at 600 Grant Street, Suite 4600, Pittsburgh, PA 15219; Harvard Medical School, located at 25 Shattuck Street, Boston, MA 02115; and the American Red Cross (vice chairman of finance and member of its compensation committee and executive committee). In addition, he serves as a board member for the Pittsburgh Steelers, located at 3400 South Water Street, Pittsburgh, PA 15203-2349, and certain of Laurel Crown’s portfolio companies including Global Fitness Holdings, located at 1056 Wellington Way, Suite 200 Lexington, KY 40513-2000; P&P Realty; Dixie Electric, located at 9100 Atlanta Highway, Montgomery, AL 36117; and Harley Marine Services Inc., located at 910 SW Spokane Street, Seattle, WA 98134.

Mr. J. Michael Pearson Canada Chairman of the Board and CEO	Mr. Pearson has been the CEO of Valeant and serving on the board of directors of Valeant since September 2010 and the Chairman of the Board since March 2011. He is President of VPI and a member of the board of directors of VPI. He is President and CEO of the Purchaser and a member of the board of directors of the Purchaser. From February 2008 to September 2010, he was the chairman of the board and CEO of VPI. Prior to that, Mr. Pearson served on McKinsey’s board of directors until he left to join VPI. He joined McKinsey, located at 55 East 52nd Street, 21st Floor, New York, NY 10022, in 1984, and over a 23-year career, he worked with leading CEOs and was an integral driver of major turnarounds, acquisitions, and corporate strategy. Within McKinsey, Mr. Pearson held various positions, including head of its global pharmaceutical practice and head of its mid-Atlantic region.

Mr. Robert N. Power United States Director	Mr. Power has been serving on the board of directors of Valeant since August 2008. Mr. Power was a faculty member at The Wharton School of Business, University of Pennsylvania, located at 320 Steinberg Hall - Dietrich Hall, Philadelphia, PA 19104, where he taught multinational marketing from 2009 to 2011. Mr. Power has over 25 years’ experience working in the pharmaceutical and biotechnology industry through a number of leadership positions with Wyeth, beginning in 1985 through 2007, including Director—New Product Development, Managing Director—U.K./Ireland, Vice President—Global Marketing, President—Europe, Middle East, Africa, President—International and Executive Vice President—global Business Operations.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Ms. Norma A. Provencio United States Director	Ms. Provencio has been serving on the board of directors of Valeant since September 2010. She has been president and owner of Provencio Advisory Services, Inc., a healthcare financial and operational consulting firm, located at 1067 Park View Drive Covina, CA 91724, since October 2003. From May 2002 to September 2003, she was Partner-in-Charge of the Healthcare Industry for the Pacific Southwest for KPMG LLP, located at 345 Park Avenue, New York, NY 10154-0102. From 1979 to May 2002, she was with Arthur Andersen, and was Partner-in-Charge of Arthur Andersen’s Pharmaceutical, Biomedical and Healthcare Practice for the Pacific Southwest from November 1995 to May 2002. Ms. Provencio is currently a member of the Board of Regents of Loyola Marymount University, located at 1 LMU Drive Los Angeles, CA 90045, and of the board of Beazer Homes (chair of audit committee and member of compensation committee), located at 1000 Abernathy Road, Suite 260, Atlanta, GA 30328. In addition, Ms. Provencio is a former director of VPI; International Aluminum Corporation, 9151 East Imperial Highway, Downey, CA 90242; and Signalife, Inc., 14942 Gault Street, Van Nuys, CA 91405.

Mr. Howard B. Schiller United States Director and CFO	Mr. Schiller has been the Chief Financial Officer (“CFO”) of Valeant since December 2011 and has been serving on the board of directors of Valeant since September 2012. He is Executive Vice President and CFO of VPI and a member of the board of directors of VPI since. He is Treasurer of the Purchaser and a member of the board of directors of the Purchaser. Mr. Schiller joined VPI following a 24-year career at Goldman Sachs, a global investment banking firm, located at 200 West Street New York, NY 10282. From 2009 to 2010, Mr. Schiller was the chief operating officer for the Investment Banking Division of Goldman Sachs, responsible for the management and strategy of the business. From 2003 to 2009, he was responsible for the global healthcare, consumer products, retail, industrial and natural resource businesses in the Investment Banking Division of Goldman Sachs. During his 24 years at Goldman Sachs, he advised large multinational companies on strategic transactions, financings, restructuring and leveraged buyouts.

Mr. Lloyd M. Segal Canada Director	Mr. Segal has been serving on the board of directors of Valeant since December 2007. Since February 2010, Mr. Segal has been a General Partner at Persistence Capital Partners, a healthcare focused private equity fund, located at 500 Sherbrooke Street West, Suite 500, Montreal, QC, Canada, H3A 3C6. From 1998 to 2008, he served as President and CEO of Caprion Pharmaceuticals, located at 201 avenue President-Kennedy Suite 3900, Montreal, QC, Canada, H2X 3Y7, which became Thallion Pharmaceuticals, Inc. in 2007, where he still serves as chairman of the board. He was previously a management consultant with McKinsey, located at 55 East 52nd Street, 21st Floor, New York, NY 10022, and President and CEO of Advanced Bioconcept Ltd. Mr. Segal currently serves on the board of Thallion Pharmaceuticals, Inc., located at 1375 TransCanada Highway, Suite 200, Dorval, QC, Canada, H9P 2W8; and GBC American Growth Fund, Inc., located at 1002 Sherbrooke Street West, Suite 1700, Montreal, QC, Canada, H3A 3S4; and on the Advisory Council of the School of Science at Brandeis University, 415 South Street, Waltham, MA 02453.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Ms. Katharine B. Stevenson Canada Director	Ms. Stevenson has been serving on the board of directors of Valeant since September 2010. Ms. Stevenson is a Corporate Director who serves on a variety of corporate and not-for-profit boards. She was formerly a senior executive of Nortel, located at Mississauga, ON, Canada, L4V 1R9, from 1995-2007 and has over 20 years of experience as a senior financial executive in Canada and the United States. Ms. Stevenson was responsible for all treasury activity at Nortel, including global treasury operations, corporate and structured finance, credit, and risk management. Prior to joining Nortel, Ms. Stevenson held various progressively senior finance roles at J.P. Morgan & Company, Inc., located at 270 Park Avenue New York, NY 10017-2014. She was with J.P. Morgan from 1984 to 1995. Ms. Stevenson is currently a member of the board of directors of CAE Inc. (member of audit committee), located at 1000 place Jean-Pau-Riopelle, Montreal, QC, Canada, H2Z 2B3; Open Text Corporation (member of audit committee); located at 275 Frank Tompa Drive, Waterloo, ON, Canada, A6 N2L OA1; and the Canadian Imperial Bank of Commerce (member of risk management committee), located at Commerce Court, Toronto, ON, Canada, M5L 1A2. She formerly was a director of Afexa Life Sciences, Inc., located at 4787 Levy Street, Montreal, QC, Canada H4R 2P9; and OSI Pharmaceuticals Inc., located at One Bioscience Park Drive, Farmingdale, NY 11735. Ms. Stevenson is also a past Chair and Governor of The Bishop Strachan School, located at 298 Lonsdale Road, Toronto, ON, Canada M4V 1X2, and a Vice Chair and Governor of the University of Guelph, located at 50 Stone Road East Guelph, ON, Canada, N1G 2W1. She has received her ICD.D, the professional designation for directors in Canada.

Mr. Robert R. Chai-Onn United States and Jamaica Executive Vice President, General Counsel and Corporate Secretary	Mr. Chai-Onn has been Executive Vice President, General Counsel and Corporate Secretary of Valeant since September 2010 and effective March 28, 2012 he became Executive Vice President, General Counsel, Corporate Secretary and Corporate Business Development of Valeant. He is Executive Vice President, General Counsel and Corporate Secretary of VPI and a member of the board of directors of VPI. He is Secretary of the Purchaser and a member of the board of directors of the Purchaser. From 2004 to September 2010, Mr. Chai-Onn was Vice President, Assistant General Counsel at VPI.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mr. Brian M. Stolz United States Executive Vice President of Administration and Chief Human Capital Officer	Mr. Stolz has been Executive Vice President of Administration and Chief Human Capital Officer of Valeant since June 2011. Prior to joining VPI, from February 2009 through June 2011, Mr. Stolz was a Principal at ghSMART, a leadership consulting and advisory firm, located at 203 North LaSalle Street, Suite 2100, Chicago, IL 60601, where he worked with corporate and alternative investment clients on human resource issues. In this role, he assessed and trained C-Level executives and professionals, created and implemented hiring and performance evaluation processes and advised boards and investment committees on senior-level hires. Prior to joining ghSMART, from November 2007 to December 2008, Mr. Stolz was a consultant at McKinsey, located at 55 East 52nd Street, 21st Floor, New York, NY 10022, and was a member of the McKinsey Pharmaceuticals and Medical Products group.

Ms. Susan T. Hall, Ph.D. United States Senior Vice President, Global Head of Research and Development	Ms. Hall has been Senior Vice President, Global Head of Research and Development of Valeant since February 2012. She joined VPI in 2006 as Vice President, Global Regulatory Science and Compliance.

Mr. Jason D. Hanson United States Executive Vice President/Company Group Chairman	Mr. Hanson has been Executive Vice President/Company Group Chairman of Valeant since December 2012. He served as Executive Vice President, Chief Operating Officer of Medicis Pharmaceutical Corporation (“Medicis”), located at 7720 Dobson Road Scottsdale, AZ 85256, from July 2010 to December 2012, when Medicis merged with VPI. From July 2006 to July 2010, he was the Executive Vice President, General Counsel, and Corporate Secretary of Medicis.

Mr. Ryan H. Weldon United States Executive Vice President/Company Group Chairman	Mr. Weldon has been Executive Vice President/Company Group Chairman of Valeant since December 2012. He served as Vice President & General Manager, Aesthetics from December 2011 to December 2012 and Vice President & General Manager, Neurology & Other from January 2010 to December 2011. He joined VPI in September 2008 and had held roles of Senior Director, Neurology and Director, Epilepsy.

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